SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

                                 SCHEDULE 13E-4

           Issuer Tender Offer Statement (Pursuant to Section 13(e)(1)
                     of the Securities Exchange Act of 1934)
                         GENERAL MAGNAPLATE CORPORATION
                                (NAME OF ISSUER)

                         GENERAL MAGNAPLATE CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    370262206
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                              CANDIDA C. AVERSENTI
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                         GENERAL MAGNAPLATE CORPORATION
                                  1331 ROUTE 1
                            LINDEN, NEW JERSEY 07030
                            TELEPHONE: (908) 862-6200
                            FACSIMILE: (908) 862-6110

                                 With a copy to:

                            ROBERT A. SCHWARTZ, ESQ.
                        JAMIESON, MOORE, PESKIN & SPICER
                               177 MADISON AVENUE
                          MORRISTOWN, NEW JERSEY 07960
                                 (973) 984-1616
                            FACSIMILE: (973) 984-9549

                                October 12, 1999
     (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)

                           CALCULATION OF FILING FEE:

                   TRANSACTION                        AMOUNT OF
                   VALUATION:                         FILING FEE:

                $2,400,000 (1)                       $   480.00

(1) Based upon the purchase of 600,000 Shares (the maximum number of Shares offered to be purchased) at $4.00 per Share (the maximum per Share purchase price which may be selected by the Company pursuant to the tender offer).

( ) Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:


Date Filed:

ITEM 1.               SECURITY AND ISSUER.

                  (a) Name: General Magnaplate Corporation (the "Company")

                      Address of Principal Executive Office: 1331 Route 1, Linden, New Jersey 07036

                  (b) Title of Securities Being Sought: Common Stock, no par value per share (the "Common Stock").

                      Amount outstanding on September 30, 1999: 4,669,003 shares of Common Stock.

         Information with respect to the exact amount of securities being sought and the consideration being offered therefor is set forth in "Number of Shares; Proration" beginning on Page 6 in the Offer to Purchase (the "Offer to Purchase"), filed as Exhibit (a)(1) hereto, which is incorporated herein by reference. The executive officers, directors and affiliates of the Issuer have advised the Issuer that they do not intend to tender any Shares pursuant to the Offer.

                  (c) Information with respect to the principal market for and price range of the Shares is set forth in "Price Range of Shares" beginning on Page 18 in the Offer to Purchase, which is incorporated herein by reference.

                  (d) Not applicable.

ITEM 2.               SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           (a) Information with respect to source and amount of funds to be used for the purchase of Shares is set forth in "Source and Amount of Funds" beginning on Page 13 in the Offer to Purchase, which is incorporated herein by reference.

           (b)      Not Applicable.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

Information with respect to the purpose of the tender offer and planned disposition of the securities and possible effects of the tender offer and the plans of the Company upon the conclusion of the Tender Offer are set forth in "Background and Purpose of the Offer; Certain Effects of the Offer" and "Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" beginning on Pages 10 and 16, respectively, in the Offer to Purchase, which are incorporated herein by reference.

There are no current plans or proposals that relate to or would result in:

                  (a) The acquisition by any person of additional securities of the Issuer, or the disposition of any securities of the Issuer;

                  (b) An extraordinary corporate transaction, such as merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                  (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

                  (d) Any change in the present board of directors or management of the Issuer including, but not limited to, any plans or proposals to change the number or the term of directors, to fill any existing vacancy on the board or to change any material term of the employment contract of any executive officer;

                  (e) Any material change in the present dividend rate or policy, or indebtedness or capitalization of the Issuer;

                  (f) Any other material change in the Issuer's corporate structure or business including, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote would be required by Section 13 of the Investment Company Act of 1940;

                  (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person.

As disclosed in the Offer to Purchase, the Company currently has fewer than 300 record owners of its securities, and management believes the Company may not satisfy the listing criteria for continued inclusion in the NASDAQ National Market. Therefore, although the repurchase and retirement of outstanding shares is not required for the Company to cease its reporting obligations under Section 12(g) of the Securities Exchange Act of 1934, the Company intends to cease these obligations upon consummation of the Offer.

ITEM 4.               INTEREST IN SECURITIES OF THE ISSUER.

Neither the Issuer nor any of its subsidiaries nor, to the knowledge of the Issuer, any of its executive officers or directors or any associate of any of the foregoing has engaged in any transactions involving the Shares during the 40 business days prior to the date hereof, except as is set forth in "Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" beginning on Page 16 in the Offer to Purchase, which are incorporated herein by reference.


ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

Neither the Company nor, to the knowledge of the Company, any of its executive officers, directors, or affiliates is a party to any contract, arrangement, understanding or relationship relating directly or indirectly to the Offer and the securities of the Company, except as set forth in "Fees and Expenses" beginning on Page 18 in the Offer to Purchase, which is incorporated herein by reference.

ITEM 6.               PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

Information with respect to persons employed, retained or to be compensated by the Company to make solicitations or recommendations in connection with the tender offer is set forth in "Fees and Expenses" beginning on Page 18 in the Offer to Purchase, which is incorporated herein by reference.

ITEM 7.               FINANCIAL INFORMATION.

(a)(1)-(4) See "Certain Information Concerning the Company" beginning on Page 13 in the Offer to Purchase, which is incorporated herein by reference.

(b)(1)-(3) See "Certain Information Concerning the Company" beginning on Page 13 in the Offer to Purchase, which is incorporated herein by reference.

ITEM 8.               ADDITIONAL INFORMATION.

(a) Neither the Company nor, to the Company's knowledge, any of its executive officers or directors is a party to any material contract, arrangement, understanding or relationship between them and the Company which are material to a decision by a shareholder whether to tender or hold Shares in the tender offer.

(b) There are no applicable regulatory requirements which must be complied with or approvals which must be obtained in connection with the tender offer.

(c) Not applicable.

(d) There are no material pending legal proceedings relating to the tender offer.

(e) Not applicable.


ITEM 9.               MATERIAL TO BE FILED AS EXHIBITS.

The following Exhibits are filed herewith or incorporated by reference herein to documents previously filed.

(a)       (1)      Form of Offer to Purchase dated October 12, 1999.

          (2) Form of Letter of Transmittal (including Certification of Taxpayer Identification Number on Substitute Form W-9).

          (3)      Form of Notice of Guaranteed Delivery.

          (4) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

          (5) Form of Letter dated October 12, 1999 from Charles P. Covino, Chairman and Candida C. Aversenti, President and Chief Executive Officer of the Issuer, to the Stockholders of the Issuer.

          (6) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees, dated October 12, 1999 from Charles P. Covino, Chairman and Candida C. Aversenti, President and Chief Executive Officer of the Issuer.

          (7) Text of Press Release dated October 12, 1999.

 (b)               Not Applicable.

 (c)               Not applicable.

 (d)               Not applicable.

 (e)               Not applicable.

 (f)               Not applicable.

 (g) Pages 4 to 9 of the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1999.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 GENERAL MAGNAPLATE CORPORATION

                                                 By:   /s/ Candida C. Aversenti
                                                       ------------------------
                                                       Candida C. Aversenti
                                                       President and
                                                       Chief Executive Officer

Dated: October 12, 1999

                                  EXHIBIT INDEX

DESCRIPTION EXHIBIT

(a)(1)   Form of Offer to Purchase dated October 12, 1999.

(2) Form of Letter of Transmittal (including Certification of Taxpayer Identification Number on Substitute Form W-9).

(3)      Form of Notice of Guaranteed Delivery.

(4) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(5) Form of Letter dated October 12, 1999 from Charles P. Covino, Chairman and Candida C. Aversenti, President and Chief Executive Officer of the Issuer, to the Stockholders of the Issuer.

(6) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees, dated October 12, 1999 from Charles P. Covino, Chairman and Candida C. Aversenti, President and Chief Executive Officer of the Issuer.

(7)      Press Release dated October 12, 1999.

(b)      Not Applicable.

(c)      Not Applicable.

(d)      Not Applicable.

(e)      Not Applicable.

(f)      Not Applicable.

(g) Pages 4 to 9 of the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1999.

                                    OFFER BY
                         GENERAL MAGNAPLATE CORPORATION
                       TO PURCHASE FOR CASH UP TO 600,000
                           SHARES OF ITS COMMON STOCK
                         AT A PURCHASE PRICE OF BETWEEN
                       $3.25 PER SHARE AND $4.00 PER SHARE
                         THE OFFER, PRORATION PERIOD AND
                           WITHDRAWAL RIGHTS EXPIRE AT
                        5:00 P.M., NEW YORK CITY TIME, ON
                NOVEMBER 12, 1999, UNLESS THE OFFER IS EXTENDED.

GENERAL MAGNAPLATE CORPORATION, a New Jersey corporation (the "Company"), hereby invites its stockholders to tender up to 600,000 shares (the "Shares") of its Common Stock, no par value per share (the "Common Stock"), to the Company at prices not in excess of $4.00 nor less than $3.25 per Share, specified by tendering stockholders, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together constitute the "Offer"). The Company will determine a single per Share price (not in excess of $4.00 nor less than $3.25 per Share) (the "Purchase Price") that it will pay for Shares properly tendered pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering stockholders. The Company will purchase up to 600,000 Shares (or such lesser number of Shares as are properly tendered at or below the Purchase Price) pursuant to the Offer. Each stockholder who has properly tendered and not withdrawn Shares at prices at or below the Purchase Price will receive the Purchase Price, net to the stockholder in cash, for all Shares purchased upon the terms and subject to the conditions of the Offer. In the event that prior to 5:00 p.m., New York City time, on November 12, 1999, or such later time and date to which the Offer may be extended by the Company, a greater number of Shares are properly tendered and not withdrawn at or below the Purchase Price than will be accepted for purchase by the Company, the Company will accept Shares for purchase first from Shares properly tendered at or below the Purchase Price by each stockholder who, on the date of tender, beneficially holds fewer than 100 Shares ("Odd Lot Holder") and who tenders all Shares beneficially owned by such Odd Lot Holder and then from all other Shares tendered at or below the Purchase Price on a pro rata basis. All Shares not purchased pursuant to the Offer, including Shares tendered at prices in excess of the Purchase Price and Shares not purchased because of proration or conditional tenders, will be returned. The Company reserves the right, in its sole discretion, to purchase more than 600,000 Shares pursuant to the Offer.


      THE OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO OTHER CONDITIONS. SEE SECTION 5.

The Shares are traded on the National Association of Securities Dealers (NASDAQ) National Market under the symbol GMCC. On October 6, 1999, the closing per Share sales price as reported on NASDAQ was $2.375. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES. SEE SECTION 14. Upon consummation of the Offer, the Company intends to delist its common stock from the NASDAQ National Market and cease its reporting obligations under Section 12(g) of the Securities Exchange Act of 1934. See "Item 7-Background and Purpose of the Offer; Certain Effects of the Offer"

THE BOARD OF DIRECTORS OF THE COMPANY HAS APPROVED THIS OFFER. HOWEVER, NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING SHARES. IN ORDER TO ENSURE THAT NON-AFFILIATED SHAREHOLDERS HAVE THE MAXIMUM OPPORTUNITY TO TENDER SHARES, DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY HAVE AGREED NOT TO TENDER ANY SHARES PURSUANT TO THE OFFER. STOCKHOLDERS MUST MAKE THEIR OWN DECISION WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH SHARES SHOULD BE TENDERED.

                                    IMPORTANT

Any stockholder desiring to tender all or any portion of his Shares should either (i) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal and deliver it and all other required documents to Registrar and Transfer Company (the "Depositary") and either mail or deliver the stock certificates for such Shares to the Depositary or follow the procedure for book-entry delivery set forth in
Section 2, or (ii) request his broker, dealer, commercial bank, trust company or other nominee to effect the transaction for him. Any stockholder having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee should contact such person or institution if he desires to tender such Shares.

Any stockholder who desires to tender Shares and whose certificates for such Shares are not immediately available or who cannot comply with the procedure for book-entry transfer by the expiration of the Offer must tender such Shares by following the procedures for guaranteed delivery set forth in Section 2. STOCKHOLDERS MUST PROPERLY COMPLETE THE SECTION OF THE LETTER OF TRANSMITTAL RELATING TO THE PRICE AT WHICH THEY ARE TENDERING SHARES IN ORDER TO EFFECT A VALID TENDER OF THEIR SHARES.

Questions and requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or Notice of Guaranteed Delivery may be directed to J & T Consulting, L.L.C., (the "Information Agent").

The date of this Offer to Purchase is October 12, 1999.

THE COMPANY HAS NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON BEHALF OF THE COMPANY AS TO WHETHER STOCKHOLDERS SHOULD TENDER OR REFRAIN FROM TENDERING SHARES PURSUANT TO THE OFFER. THE COMPANY HAS NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL. IF GIVEN OR MADE, ANY SUCH RECOMMENDATION OR ANY SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                                TABLE OF CONTENTS

                                                                            Page

SUMMARY....................................................................   3

INTRODUCTION...............................................................   5

THE OFFER..................................................................   6

    1.    NUMBER OF SHARES; PRORATION.......................................  6
    2.    PROCEDURE FOR TENDERING SHARES....................................  7
    3.    WITHDRAWAL RIGHTS.................................................  8
    4.    ACCEPTANCE FOR PAYMENT OF SHARES AND PAYMENT OF PURCHASE PRICE....  9
    5.    CERTAIN CONDITIONS OF THE OFFER...................................  9
    6.    BACKGROUND AND PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER. 10
    7.    SHARES OUTSTANDING AND SIGNIFICANT STOCKHOLDERS; CERTAIN EFFECTS
          OF THE OFFER...................................................... 12
    8.    SOURCE AND AMOUNT OF FUNDS........................................ 13
    9.    CERTAIN INFORMATION CONCERNING THE COMPANY........................ 13
    10.   INTEREST OF DIRECTORS AND EXECUTIVE OFFICERS; TRANSACTIONS AND
          ARRANGEMENTS CONCERNING THE SHARES................................ 16
    11.   CERTAIN LEGAL MATTERS; REGULATORY APPROVALS....................... 16
    12.   CERTAIN FEDERAL INCOME TAX CONSEQUENCES........................... 16
    13.   EXTENSION OF THE OFFER; TERMINATION; AMENDMENTS................... 17
    14.   PRICE RANGE OF SHARES ............................................ 18
    15.   FEES AND EXPENSES ................................................ 18
    16.   MISCELLANEOUS..................................................... 19

                                     SUMMARY

This  general   summary  is  provided  for  the  convenience  of  the  Company's stockholders and is qualified in its entirety by reference to the full text and more specific details of this Offer to Purchase.

Number of Shares to be              Up to 600,000  Shares (or such lesser number
Purchased.                          of Shares as are  validly  tendered  and not
                                    properly withdrawn).

Purchase Price.                     The  Company  will  determine  a single  per
                                    Share net cash price,  of between  $3.25 per
                                    Share and $4.00 per Share,  that it will pay
                                    for Shares validly tendered and not properly
                                    withdrawn.   The  Company  will  select  the
                                    lowest  Purchase Price that will allow it to
                                    buy up to  600,000  Shares  (or such  lesser
                                    number of Shares as are validly tendered) at
                                    prices not less than $3.25 nor greater  than
                                    $4.00 per Share.  All Shares acquired in the
                                    Offer will be acquired at the Purchase Price
                                    even if tendered  below the Purchase  Price.
                                    Each  stockholder  desiring to tender Shares
                                    must  specify in the  Letter of  Transmittal
                                    the  minimum  price (not less than $3.25 nor
                                    greater    than   $4.00)   at   which   such
                                    stockholder   is  willing  to  have   Shares
                                    purchased  by  the   Company.   Stockholders
                                    wishing to  maximize  the  possibility  that
                                    their   Shares  will  be  purchased  at  the
                                    Purchase  Price  may  check  the  box in the
                                    Letter   of   Transmittal   marked   "Shares
                                    Tendered at  Purchase  Price  Determined  by
                                    Dutch Auction." Checking this box may result
                                    in  a  Purchase   Price  of  the  Shares  so
                                    tendered at the minimum price of $3.25.

Market Price of Shares.             On October 6, 1999,  the  closing  price per
                                    Share as reported on the NASDAQ NMS was $2.375.

Conditions to the Offer.            The Offer is subject to certain  conditions.
                                    See Section 5.

How to Tender Shares.               See Section 2. Call the Information Agent or
                                    consult your broker for assistance.

Brokerage Commissions.              None.

Purpose of the Offer.               For reasons discussed  elsewhere herein, the
                                    Board has determined  that it is in the best
                                    interests  of  the   shareholders   for  the
                                    Company to cease its  reporting  obligations
                                    under  Section 12(g) of the  Securities  and
                                    Exchange Act of 1934.  The Board  determined
                                    to  conduct  this  Offer  in  order to offer
                                    shareholders who do not wish to retain their
                                    investment in a privately held company,  the
                                    opportunity  to  tender  their  shares  at a
                                    premium  to  current  market   prices.   The
                                    Company   currently   has  fewer   than  300
                                    shareholders   of  record  and  the  Company
                                    believes   that  it  may  not   satisfy  the
                                    continued listing criteria for inclusion of the common stock on the NASDAQ National
                                    Market. See "Item 6-Background and Purpose of the Offer; Certain Effects of the Offer."

Stock Transfer Tax.                 None,  if payment is made to the  registered
                                    holder.

Expiration and Proration            November  12,  1999 at 5:00  p.m.,  New York
Dates.                              City time, unless extended by the Company.

Payment Date.                       As soon as practicable  after the Expiration
                                    Date.

Position of the Company and         Directors  makes any  recommendation  to any
its Directors.                      stockholder  as  to  whether  to  tender  or
                                    refrain from tendering, or as to what price or prices to tender, Shares.

Withdrawal Rights.                  Tendered Shares may be withdrawn at any time
                                    until  5:00  p.m.,  New York City  time,  on
                                    November  12,  1999,  unless  the  Offer  is
                                    extended   by  the   Company   and,   unless
                                    previously  purchased,  after 5:00 P.M., New
                                    York  City Time on  December  7,  1999.  See
                                    Section 3.

Odd Lots.                           Preference  will be given to Shares tendered
                                    by any stockholder owning beneficially fewer than 100 Shares in the aggregate who tender all of their Shares at or below the purchase price.

Further Developments                Call the  Information  Agent or consult your
Regarding the Offer.                broker.

TO THE HOLDERS OF COMMON STOCK OF GENERAL MAGNAPLATE CORPORATION:

                                  INTRODUCTION

General Magnaplate Corporation, a New Jersey corporation (the "Company"), hereby invites its stockholders to tender shares (the "Shares") of its Common Stock, no par value per share (the "Common Stock"), to the Company at a price, not less than $3.25 per Share or more than $4.00 per Share, specified by such stockholders, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which together constitute the "Offer"). The Company will determine a single per Share price (not less than $3.25 per Share nor more than $4.00 per Share) (the "Purchase Price") that it will pay for Shares properly tendered pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering stockholders. The Company will purchase up to 600,000 Shares (or such lesser number of Shares as are properly tendered at or below the Purchase Price and not properly withdrawn) pursuant to the Offer. The Company reserves the right, in its sole discretion, to purchase more than 600,000 Shares pursuant to the Offer.

THIS OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO OTHER CONDITIONS. SEE SECTION 5.

All stockholders who have properly tendered and not withdrawn their Shares at prices at or below the Purchase Price will receive the Purchase Price, net to the stockholder in cash, for all Shares purchased upon the terms and subject to the conditions of the Offer, including the provisions relating to proration and conditional tenders described herein. If, prior to the Expiration Date (as defined in Section 1), more than 600,000 Shares (or such greater number of Shares as the Company may elect to purchase pursuant to the Offer) are properly tendered at or below the Purchase Price and not withdrawn, the Company will accept Shares for purchase first from all Odd Lot Holders (as defined in Section
1) who properly tender all their Shares at or below the Purchase Price and then on a pro rata basis from all other stockholders who properly tender Shares at or below the Purchase Price. If any stockholder tenders Shares held by him and does not wish to have such Shares purchased pursuant to the Offer subject to proration, such stockholder may tender Shares subject to the condition that a designated number or none of such Shares be purchased in the event of proration. See Sections 1 and 2. The Company will return all Shares not purchased under the Offer, including Shares tendered at prices greater than the Purchase Price and Shares not purchased because of proration or conditional tenders. Tendering stockholders will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 7 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares by the Company pursuant to the Offer. In addition, the Company will pay all fees and expenses of the Depositary and the Information Agent in connection with the Offer.

NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING SHARES. IN ORDER TO ENSURE THAT NON-AFFILIATED SHAREHOLDERS HAVE THE MAXIMUM OPPORTUNITY TO TENDER SHARES, DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY HAVE AGREED NOT TO TENDER ANY SHARES PURSUANT TO THE OFFER. STOCKHOLDERS MUST MAKE THEIR OWN DECISION WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH SHARES SHOULD BE TENDERED.

As of September 30, 1999 there were outstanding 4,669,003 Shares, with 3,163,669 Shares held by the Company's officers and directors and their affiliates. The 600,000 Shares that the Company is offering to purchase represent approximately 12.9% of the Shares outstanding at that date and 40.0% of the Shares outstanding and held by unaffiliated shareholders. The Shares are traded on the NASDAQ National Market with the symbol GMCC. On October 6, 1999, the closing per Share sale price was $2.375. Prior to consummation of the Offer, the Company had approximately 230 shareholders of record, and was therefore legally entitled to terminate its reporting obligations under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In addition, management believes that Company may not satisfy the continuing listing criteria for inclusion of the Common Stock in the NASDAQ National Market. Upon consummation of the Offer, the Company will cease its reporting obligations under Section 12(g) of the Exchange Act and terminate the listing of its Common Stock on the NASDAQ System. See "Section 6 - Background and Purpose of the Offer, Certain Effects of the Offer."

STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES. SEE
SECTION 6.

Any Shares acquired by the Company pursuant to the Offer will be canceled and will be returned to the status of authorized but unissued shares of Common Stock. Such Shares will generally be available for reissuance by the Company without further stockholder action for general or other corporate purposes, including stock options, stock splits or dividends, acquisitions and the raising of additional capital for use in the Company's business. The Company has no current plans for any such uses of such Shares.

                                    THE OFFER

1.  NUMBER OF SHARES; PRORATION

Upon the terms and subject to the conditions of the Offer, the Company will accept for payment and purchase up to 600,000 Shares, or such lesser number of Shares as are properly tendered at or below the Purchase Price at or prior to the Expiration Date (as defined herein), and not withdrawn in accordance with
Section 3. The term "Expiration Date" means 5:00 p.m., New York City time, on November 12, 1999, unless the Company, in its sole discretion, shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall refer to the latest time and date at which the Offer, as so extended by the Company, shall expire. For a description of the Company's right to extend the period of time during which the Offer is open, and to delay, terminate or amend the Offer, see Section 14. If the Offer is oversubscribed, Shares tendered at or below the Purchase Price prior to the Expiration Date will be subject to proration. The proration period also expires on the Expiration Date.

The Company will, upon the terms and subject to the conditions of the Offer, determine the Purchase Price that it will pay for Shares properly tendered pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering stockholders. The Company will purchase up to 600,000 Shares (or such lesser number of Shares as are properly tendered at or below the Purchase Price and not properly withdrawn) pursuant to the Offer. In addition, the Company reserves the right, in its sole discretion, to purchase more than 600,000 Shares pursuant to the Offer.

If (i) the Company increases or decreases the price to be paid for Shares, or the Company increases the number of Shares being sought and such increase in the number of Shares being sought exceeds 2% of the outstanding Shares, or the Company decreases the number of Shares being sought and (ii) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner described in Section 14, the Offer will be extended until the expiration of such period of ten business days. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

In accordance with Instruction 5 of the Letter of Transmittal, each stockholder desiring to tender Shares must specify the price, not less than $3.25 per Share nor more than $4.00 per Share, at which such stockholder is willing to have Shares purchased by the Company. As promptly as practicable following the Expiration Date, the Company will determine the Purchase Price (not less than $3.25 per Share nor more than $4.00 per Share) that will allow it to purchase up to 600,000 Shares properly tendered and not withdrawn by the Expiration Date. As promptly as practicable thereafter, the Company will publicly announce the Purchase Price, and upon the terms and subject to the conditions of the Offer (including the proration provisions described herein), all stockholders who have properly tendered and not withdrawn Shares at prices at or below the Purchase Price will receive the Purchase Price for all Shares purchased. All Shares not purchased pursuant to the Offer, including Shares tendered at prices in excess of the Purchase Price and Shares not purchased because of proration or conditional tenders, will be returned to the tendering stockholders at the Company's expense as promptly as practicable following the Expiration Date.

If the number of Shares properly tendered by the Expiration Date at prices at or below the Purchase Price, and not withdrawn, is less than or equal to 600,000 (or such greater number of Shares as the Company may elect to purchase pursuant to this Offer) the Company will, upon the terms and subject to the conditions of this Offer, purchase at the Purchase Price all Shares so tendered.

If the number of Shares properly tendered by the Expiration Date at prices at or below the Purchase Price, and not withdrawn, is greater than 600,000 (or such greater number of Shares as the Company may elect to purchase pursuant to the Offer), the Company will, upon the terms and subject to the conditions of the Offer, purchase at the Purchase Price 600,000 Shares (or such greater number of Shares) in the following order of priority: (i) Odd Lots (as hereinafter defined), (ii) Shares unconditionally tendered at or below the Purchase Price by the Expiration Date on a pro rata basis, and (iii) Shares conditionally tendered at or below the Purchase Price by the Expiration Date selected by lot. See the discussion below for further information relating to conditional tenders of Shares.

For purposes of the Offer, the term "Odd Lots" means all Shares properly tendered, in accordance with the procedures set forth in Section 2, by the Expiration Date at prices at or below the Purchase Price and not withdrawn, by or on behalf of stockholders ("Odd Lot Holders") who, on the date of tender, beneficially hold fewer than 100 Shares. As set forth above, Odd Lots will be accepted for purchase before any proration. In order to qualify for this preference, an Odd Lot Holder must properly tender at a price at or below the Purchase Price all Shares beneficially owned by him and must not make a conditional tender. Partial tenders will not qualify for this preference. This preference is not available to holders of 100 or more Shares, even if holders have separate stock certificates for fewer than 100 Shares. Any Odd Lot Holder wishing to tender all Shares beneficially owned free of proration must complete the box captioned "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery. Stockholders owning an aggregate of less than 100 Shares whose Shares are purchased pursuant to the Offer will avoid the payment of brokerage commissions.

The Company reserves the right, but will not be obligated, to purchase all Shares properly tendered and not withdrawn, at or below the Purchase Price, by any stockholder who has so tendered all Shares owned beneficially or of record and as a result of any proration would then own an aggregate of fewer than 100 Shares. In addition, the Company reserves the right, but will not be obligated, to purchase in excess of 600,000 Shares pursuant to the Offer to avoid proration.

As described in Section 12, the number of Shares that the Company will purchase from a stockholder may affect the federal income tax consequences to the stockholder of such purchase and therefore may be relevant to a stockholder's decision whether to tender Shares. If any stockholder tenders Shares held by him and does not wish to have such Shares subject to proration before purchase, such stockholder may tender Shares subject to the condition that at least a designated minimum number or none of such Shares be purchased. Any stockholder desiring to make such a conditional tender should so indicate in the box captioned "Conditional Tender" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery. It is the tendering stockholder's responsibility to determine the minimum number of Shares to be tendered. Stockholders should consult their tax advisors with respect to the effects of proration of the Offer and the advisability of making a conditional tender. See
Section 12.

If as a result of proration the number of Shares to be purchased from any stockholder making a conditional tender is reduced below the minimum number specified by such stockholder, such tender will automatically be regarded as withdrawn, except as provided below, and all Shares tendered by such stockholder will be returned as promptly as practicable after the Expiration Date at the Company's expense. If so many conditional tenders are withdrawn that the total number of Shares available for purchase by the Company falls below the number of Shares that the Company has determined to purchase pursuant to the Offer, then, to the extent feasible, the Company will select enough of such conditional tenders, which would otherwise have been withdrawn, to enable the Company to purchase such desired number of Shares. In selecting among such conditional tenders, the Company will select by lot and will limit its purchase in each case to the designated minimum number of Shares to be purchased.

2.  PROCEDURE FOR TENDERING SHARES

Proper Tender of Shares. To validly tender Shares pursuant to the Offer,  either
(i) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) with any required signature guarantees and any other documents required by the Letter of Transmittal must be received by Registrar and Transfer Company (the "Depositary") at its address set forth on the back cover of this Offer to Purchase, and either (a) certificates for the Shares to be tendered must be received by the Depositary at such address or (b) such Shares must be tendered pursuant to the procedures for book-entry transfer described below (and a confirmation of such tender received by the Depositary), in each case by the Expiration Date, or (ii) the guaranteed delivery procedure described below must be followed.

In accordance with Instruction 5 of the Letter of Transmittal, each stockholder desiring to tender Shares pursuant to the Offer must indicate, in the box captioned "Price (In Dollars) Per Share at Which Shares Are Being Tendered" in the Letter of Transmittal, the price (in multiples of $0.125) at which such Shares are being tendered. IF A STOCKHOLDER DESIRES TO TENDER SHARES IN SEPARATE LOTS AT A DIFFERENT PRICE FOR EACH LOT, SUCH STOCKHOLDER MUST COMPLETE A SEPARATE LETTER OF TRANSMITTAL FOR EACH LOT AND PRICE AT WHICH HE IS TENDERING SHARES. THE SAME SHARES CANNOT BE TENDERED (UNLESS PROPERLY WITHDRAWN PREVIOUSLY IN ACCORDANCE WITH THE TERMS OF THE OFFER) AT MORE THAN ONE PRICE. IN ORDER TO TENDER SHARES PROPERLY, A PRICE BOX, BUT ONLY ONE PRICE BOX, ON EACH LETTER OF TRANSMITTAL MUST BE CHECKED.

In addition, Odd Lot Holders who tender all their Shares must complete the box captioned "Odd Lots" in the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery in order to qualify for the preferential treatment available to Odd Lot Holders as set forth in Section 1. Stockholders desiring to make a conditional tender of their Shares must complete the box captioned "Conditional Tender" in the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery.

Book-Entry Delivery. The Depositary will establish an account with respect to the Shares at The Depository Trust Company (the "Book-Entry Transfer Facilities") for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of any Book-Entry Transfer Facility may make delivery of Shares by causing such Book-Entry Transfer Facility to transfer such Shares into the Depositary's account in accordance with the procedures of such Book-Entry Transfer Facility. However, although delivery of Shares may be effected through book-entry transfer into the Depositary's account at a Book-Entry Transfer Facility, a properly completed and duly executed Letter of Transmittal (or facsimile thereof) with any required signature guarantees and any other required documents must, in any case, be received by the Depositary at the address set forth on the back cover of this Offer to Purchase by the Expiration Date, or the guaranteed delivery procedure described below must be complied with by the tendering stockholder. DELIVERY OF THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS TO A BOOK-ENTRY TRANSFER FACILITY DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal if the Letter of Transmittal is signed by the registered holder of the Shares exactly as the name of the registered holder appears on the certificate (which term, for purposes of this Section 2, includes any participant in a Book-Entry Transfer Facility whose name appears on a security position listing as the owner of the Shares) tendered therewith, and payment is to be made directly to such registered holder, or if Shares are tendered for the account of a financial institution that is a member of the Securities Transfer Agents Medallion Program, the Stock Exchange Medallion Program a member of the Stock Transfer Association's approved medallion program (such as STAMP, GEMP or
MSP) or a commercial bank or trust company having an office, branch or agency in the United States (each such entity, an "Eligible Institution"). In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a certificate representing Shares is registered in the name of a person other than the signatory of a Letter of Transmittal, or if payment is to be made or Shares not purchased or tendered are to be issued to a person other than the registered owner, the certificate must be endorsed or accompanied by an appropriate stock power, in either case signed exactly as the name of the registered owner appears on the certificate with the signature on the certificate or stock power guaranteed by an Eligible Institution.

Method of  Delivery.  THE METHOD OF  DELIVERY  OF SHARES AND ALL OTHER  REQUIRED
DOCUMENTS IS AT THE OPTION AND RISK OF THE TENDERING STOCKHOLDER. IF CERTIFICATES FOR SHARES ARE TO BE SENT BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED.

Backup Federal Income Tax Withholding. To prevent backup federal income tax withholding equal to 31% of the gross payments made pursuant to the Offer, each stockholder who does not otherwise establish an exemption from such withholding must notify the Depositary of such stockholder's correct taxpayer identification number (or certify that such taxpayer is awaiting a taxpayer identification number) and provide certain other information by completing a Substitute Form W-9 included in the Letter of Transmittal. Foreign stockholders are required to submit a Form W-8 in order to avoid backup withholding.

EACH STOCKHOLDER SHOULD CONSULT HIS OWN TAX ADVISOR AS TO WHETHER SUCH STOCKHOLDER IS SUBJECT TO OR EXEMPT FROM FEDERAL INCOME TAX WITHHOLDING.

Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and cannot deliver certificates for such Shares (or the procedures for book-entry transfer cannot be completed on a timely basis) or time will not permit all required documents to reach the Depositary by the Expiration Date, such Shares may nevertheless be tendered if all of the following conditions are met:

(i)      such tender is made by or through an Eligible Institution;

(ii) a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by the Company (indicating the price at which the Shares are being tendered) is received by the Depositary (as provided below) by the Expiration Date; and

(iii) the certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary's account at one of the Book-Entry Transfer Facilities), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other documents required by the Letter of Transmittal, are received by the Depositary within three NASDAQ trading days after the date the Depositary receives such Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, telex, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice.

Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the number of Shares to be accepted, the price to be paid therefor, the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Company, in its sole discretion, which determination shall be final and binding on all parties. The Company reserves the absolute right to reject any or all tenders of Shares determined by it not to be in proper form or the acceptance for payment of or payment for which may be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any tender of Shares. No tender of Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. None of the Company, the Information Agent, the Depositary or any other person will be under any duty to give notification of any defect or irregularity in tenders or incur any liability for failure to give any such notice.

Tender Constitutes an Agreement. The proper tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder's acceptance of the terms and conditions of the Offer and a binding agreement between the tendering stockholder and the Company.

It is a violation of Rule 14e-4 promulgated under the Exchange Act for a person, directly or indirectly, to tender shares for such stockholder's own account unless, at the time of the tender and at the end of the proration period, the person so tendering (i) has a net long position equal to or greater than the amount of (a) Shares tendered or (b) other securities immediately convertible into, or exercisable or exchangeable for the amount of Shares tendered and will acquire such Shares for tender by conversion, exercise or exchange of such other securities, and (ii) will cause such Shares to be delivered in accordance with the terms of the Offer. Rule 14e-4 promulgated under the Exchange Act provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder's acceptance of the terms and conditions of the Offer as well as his representation and warranty that (A) such stockholder has a net long position in the Shares being tendered within the meaning of Rule 14e-4 promulgated under the Exchange Act and (B) the tender of such Shares complies with Rule 14e-4 promulgated under the Exchange Act.

3.  WITHDRAWAL RIGHTS

Except as otherwise provided in this Section 3, tenders of Shares pursuant to the Offer will be irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Company as provided in this Offer to Purchase, may also be withdrawn after 5:00 P.M., New York City time, on December 7, 1999.

For a withdrawal to be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder, if different from that of the person who tendered such Shares. If the certificates have been delivered or otherwise identified to the Depositary, then, prior to the release of such certificates, the tendering stockholder must submit the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution, except in the case of Shares tendered by an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer set forth in Section 2, the notice of withdrawal must specify the name and the number of the account at the applicable Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the procedures of such facility. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Company, in its sole discretion, which determination shall be final and binding. None of the Company, the Depositary, the Information Agent or any other person shall be obligated to give any notice of any defects or irregularities in any notice of withdrawal and none of them shall incur any liability for failure to give any such notice. Any Shares properly withdrawn will thereafter be deemed not tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered prior to the Expiration Date by again following any of the procedures described in Section 2.

If, as a result of proration, the number of Shares to be purchased from any stockholder making a conditional tender is reduced below the minimum number specified by such stockholder, such tender will automatically be regarded as withdrawn.

If the Company extends the Offer, is delayed in its purchase of Shares or is unable to purchase Shares pursuant to the Offer for any reason, then, without prejudice to the Company's rights under the Offer, the Depositary may, subject to applicable law, retain on behalf of the Company all tendered Shares, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in this Section 3 subject to Rule 13e-4(f)(5) under the Exchange Act which provides that the issuer making the tender offer shall either pay the consideration offered, or return the tendered securities, promptly after the termination or withdrawal of the tender offer.

4.  ACCEPTANCE FOR PAYMENT OF SHARES AND PAYMENT OF PURCHASE PRICE

Upon the terms and subject to the conditions of the Offer (including proration), and promptly after the Expiration Date, the Company will determine a single per Share Purchase Price (not less than $3.25 per Share nor more than $4.00 per Share) that it will pay for Shares properly tendered and not withdrawn, taking into account the number of Shares tendered and the prices specified by tendering stockholders. The Company will accept for payment up to 600,000 Shares, or such lesser number of Shares, as provided in Section 1, as are properly tendered and not withdrawn at or below the Purchase Price, as soon as practicable after the Expiration Date. Following the determination of the Purchase Price, the Company will announce the Purchase Price, and payment for Shares accepted for payment pursuant to the Offer will be made promptly (subject to possible delay in the event of proration) but only after timely receipt by the Depositary of certificates for Shares (or of a confirmation of a book-entry transfer of such Shares into the Depositary's account at one of the Book-Entry Transfer
Facilities), a properly completed and duly executed Letter of Transmittal (or manually executed facsimile thereof) and any other required documents.

For purposes of the Offer, the Company will be deemed to have accepted for payment, subject to proration, Shares tendered at or below the Purchase Price and not withdrawn if, as and when the Company gives oral or written notice to the Depositary of its acceptance of such Shares for payment pursuant to the Offer. Payment for Shares to be purchased pursuant to the Offer will be made by depositing the aggregate Purchase Price for such Shares with the Depositary, which will act as agent for the tendering stockholders for the purpose of receiving payment from the Company and transmitting such payments to tendering stockholders.

In the event of proration, the Company will determine the proration factor and pay for those tendered Shares accepted for payment as soon as practicable after the Expiration Date; however, the Company does not expect to be able to announce the final results of any such proration until approximately five NASDAQ trading days after the Expiration Date. Certificates for all Shares not purchased, including all Shares tendered at prices in excess of the Purchase Price and Shares not purchased due to proration or conditional tenders, will be returned (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to the account maintained within such Book-Entry Transfer Facility by the participant therein who so delivered such Shares) as soon as practicable after the Expiration Date or termination of the Offer without expense to the tendering stockholder. Under no circumstances will interest be paid by the Company by reason of any delay in paying for any Shares or otherwise. In addition, if certain events occur, the Company may not be obligated to purchase the Shares pursuant to the Offer. See Section 5.

The Company will pay all stock transfer taxes, if any, payable on the transfer to it of Shares purchased pursuant to the Offer. If, however, payment of the Purchase Price is to be made to, or (in the circumstances permitted by the Offer) if Shares not tendered or not accepted for purchase are to be registered in the name of any person other than the registered owner, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered owner or such other person), payable on account of the transfer to such person will be deducted from the Purchase Price unless evidence satisfactory to the Company of the payment of such taxes or exemption therefrom is submitted. See Instruction 7 of the Letter of Transmittal.

ANY TENDERING STOCKHOLDER OR OTHER PAYEE WHO FAILS TO COMPLETE FULLY AND SIGN THE SUBSTITUTE FORM W-9 INCLUDED IN THE LETTER OF TRANSMITTAL MAY BE SUBJECT TO REQUIRED FEDERAL INCOME TAX WITHHOLDING OF 31% OF THE GROSS PROCEEDS PAID TO SUCH STOCKHOLDER OR OTHER PAYEE PURSUANT TO THE OFFER. SEE SECTION 2.

5.  CERTAIN CONDITIONS OF THE OFFER

Notwithstanding any other provision of the Offer, the Company shall not be required to accept for payment or purchase or pay for any Shares tendered and may terminate or amend the Offer or may postpone the acceptance for payment of, or the payment for, Shares tendered, if at any time on or after October 12, 1999, but on or before the Expiration Date, any of the following events shall have occurred (or shall have been determined by the Company to have occurred) which, in the Company's sole judgment in any such case and regardless of the circumstances (including any action or omission to act by the Company), makes it inadvisable to proceed with the Offer or with such acceptance for purchase or payment:

                  (a) There shall have occurred (i) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States, (ii) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (iii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iv) any limitation by any governmental, regulatory or administrative authority or agency or any other event that, in the sole judgment of the Company, might affect the extension of credit by banks or other lending institutions, (v) a decline in the last sales price of the Shares of more than 15% as reported on the NASDAQ National Market measured from the close of business on October 11, 1999, or (vi) any change in the general political, market, economic or financial conditions in the United States or abroad that has or may have material adverse significance with respect to the Company's business, operations or prospects or the trading in the Shares, or

                  (b) There shall have been threatened, instituted or pending any action or proceeding by any government or governmental authority or regulatory or administrative agency, domestic or foreign, or by any other person, domestic or foreign, before any court or governmental authority or regulatory or administrative agency, domestic or foreign, (i) challenging or seeking to make illegal, or delay or otherwise directly or indirectly restrain or prohibit the making of the Offer, the acceptance for payment of or payment for some or all of the Shares by the Company or otherwise directly or indirectly relating in any manner to or affecting the Offer, or (ii) that otherwise, in the sole judgment of the Company, has or may have a material adverse effect on the business, financial condition, income, operations or prospects of the Company or its subsidiaries taken as a whole or has or may materially impair the contemplated benefits of the Offer to the

                           Company; or

                  (c) There shall have been any action threatened, pending or taken or approval withheld or any statute, rule, regulation, judgment or order or injunction proposed, sought, enacted, enforced, promulgated, amended, issued or deemed applicable to the Offer or the Company or any of its subsidiaries by any court, governmental authority or regulatory or administrative agency, domestic or foreign, that, in the sole judgment of the Company might, directly or indirectly, result in any of the consequences referred to in clauses (i) or (ii) of paragraph
                  (b) above; or

                  (d) A tender or exchange offer for some or all of the Shares (other than the Offer) or a proposal with respect to a merger, consolidation or other business combination with or involving the Company or any subsidiary shall have been proposed to be made or shall have been made by another person; or

                  (e) Any entity, person or "group" (as that term is used in Section 13(d)(3) of the Exchange Act) shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding Shares, or any new group shall have been formed which beneficially owns more than 5% of the outstanding Shares; or

                  (f) Any change or changes shall have occurred (or any development shall have occurred involving any prospective change or changes) in the business, assets, liabilities, condition (financial or otherwise), operations, results of operations or prospects of the Company or its subsidiaries that, in the sole judgement of the Company, have or may have material adverse significance with respect to the Company or its subsidiaries.

The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company in its sole discretion regardless of the circumstances (including any action or inaction by the Company) giving rise to any such conditions, or may be waived by the Company, in its sole discretion, in whole or in part at any time. The failure by the Company at any time to exercise its rights under any of the foregoing conditions shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right which may be asserted at any time or from time to time. Any determination by the Company concerning the events described in this Section shall be final and binding on all parties.

STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

6.  BACKGROUND AND PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER

Background

Certain of the statements in this Offer to Purchase, including, but not limited to the statements provided below, are not historical facts and are "forward-looking statements" that involve risks and uncertainties, including, without limitation, general economic conditions, interest rates, competition, potential technological changes, and potential changes in spending and purchasing policies and practices in the relevant markets served by the Company. Although the Company believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore there can be no assurance that the forward-looking statements included herein will prove to be accurate. In light of significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved including the financial impact of this transaction.

The Company has been operating in an increasingly competitive marketplace, as heavy industries served by the Company, such as the aerospace and oil exploration industries, have remained depressed. Although the Company has sought to develop customer contacts and product applications in new industries, the process of originating new orders has been slow and the orders have frequently been for lower margin products. As a result of these factors, the Company's net income has declined from $1.7 million for the year ended June 30, 1997 to $1.3 million for the year ended June 30, 1999. The Company's earnings per share have declined from $0.33 per Share for the year ended June 30, 1997 to $0.26 per Share for the year ended June 30, 1999. During this period, due to the Company's aggressive stock repurchase program, the Company's average shares outstanding declined from 5,089,124 for the year ended June 30, 1997 to 4,803,495 for the year ended June 30, 1999. This reduction in outstanding shares helped minimize the reduction in earnings per share over this period.

In July, 1999, Mr. Charles P. Covino, the Company's long-serving Chairman and Chief Executive Officer and the founder of the Company, announced his retirement as Chief Executive Officer. Although the Company's President, Ms. Candida Aversenti, was promoted to the Chief Executive Officer's position, the retirement of Dr. Covino and the resulting management realignment will result in the Company's need to recruit new middle management, with certain attendant costs.

As a result of the increasingly difficult economic environment faced by the Company as well as its management issues described above, the Board of Directors has considered numerous ways to reduce the Company's operating expenses, including personnel cuts and other administrative savings. In addition, the Board reviewed the costs associated with the Company's status as a public reporting company, and considered these costs in light of the benefits provided to the Company's shareholders through the Company's stock listing on the NASDAQ national market. As of September 30, the Company had approximately 230 shareholders of record. The Company is therefore legally able to terminate its reporting obligations under Section 12(g) of the Exchange Act. In addition, management currently believes the Company's common stock may not satisfy the criteria for continuation of listing on the NASDAQ National Market, and so management believes the Company may be in danger of having the stock removed from the National Market by the NASDAQ.

To assist the Board in reviewing the benefits of continued listing on the NASDAQ market, the Company retained J&T Consulting, L.L.C. ("J&T"), a financial consulting firm based in Ramsey, New Jersey. Although J&T has been founded recently, the principals of the Company have over 30 years of combined experience in the investment banking, business valuation, and corporate finance business. The principals include Mr. Peter Tannenbaum, who, prior to founding J&T, was a senior partner of an NASD registered broker-dealer and investment advisor with over 400 associates.

J&T advised the Board that although the Company's stock was traded on the NASDAQ National Market, the marketplace did not provide significant liquidity to the Company's shareholders. During 1999, 1998 and 1997, the Company had an average daily trading volume of approximately 3,725 shares, 2,250 shares and 3,260 shares, respectively. During the same period, the Company engaged in large scale open market repurchases. During 1999, 1998 and 1997, the Company repurchased on the open market 132,543 shares, 77,500 shares and 66,400 shares, respectively. After adjusting the Company's average daily trading volume to exclude the Company's open market purchases, J&T advised the Board that the Company's common stock had an adjusted average trading volume during 1999, 1998 and 1997 of approximately 2,935 shares, 1,900 shares and 3,000 shares, respectively.

The Board also considered the fact that the Company had historically not undertaken any acquisitions using its common stock as consideration, and that the Board considered it unlikely that the Company would be able to undertake such an acquisition in the foreseeable future, and that the Company had not accessed the capital markets in over a decade and that the Company did not appear to require additional capital for the foreseeable future.

The Board also reviewed cost savings available to the Company should it cease its reporting obligations under Section 12(g) of the Exchange Act. Included in these cost savings are the elimination of filing fees with the Securities and Exchange Commission, a reduction in printing, mailing and other shareholder communication costs, reduced professional fees, including auditing and legal fees, reduced personnel and administrative costs associated with the reduced administrative burden on the Company, the elimination of NASDAQ listing fees and other miscellaneous expenses. Management of the Company estimated these costs savings to be approximately $130,000, or approximately 10% of the Company's net income.

Based upon the Board's view of the illiquidity of the Company's common stock, even though listed on the NASDAQ National Market, and the cost savings to be recognized through ending the Company's reporting obligations under Section 12(g) of the Exchange Act and delisting the common stock from the NASDAQ National Market, as well as the possibility that the Common Stock could be delisted from the NASDAQ upon the NASD's unilateral action because the Common Stock no longer meets the continued listing criteria, the Company determined that it would be in the best interest of the shareholders of the Company to delist the common stock from the NASDAQ National Market and cease the Company's reporting obligations under Section 12(g) of the Exchange Act and use the cost savings generated to market the Company's products to new market areas and uses.

Certain Regulatory Matters

Under the requirements of Section 12(g) of the Securities Exchange Act of 1934, the Company is legally entitled to suspend its reporting obligations under the Exchange Act if it has few than 300 shareholders of record. As of September 30, 1999, the Company had approximately 230 shareholders of record.

Pursuant to the requirements of the NASD, for a security to remain listed on the NASDAQ National Market, the security must meet certain continued listing criteria including the following:


o        750,000 shares must be publicly held;

o The Security must have a market value of publicly held shares of least $5 million;

o        The issuer must have net tangible assets of at least $4 million;

o        There must be 400 shareholders of round lots of the security;

o        There must be a minimum bid price per share of $1.

Based on the Company's common stock price as of October 6, 1999, the Company does not believe it will meet market value requirement for its publicly held shares and it does not believe that it will satisfy the requirement regarding the number of holders of round lots. Therefore, without any other action by the Board of Directors, the Company's common stock could be delisted from the NASDAQ National Market upon action by the NASD.

Effects of Delisting

Delisting the common stock from the NASDAQ National Market and ending the Company's reporting obligations under Section 12(g) of the Exchange Act will make it more difficult for shareholders of the Company to obtain price quotations for the common stock or engage in sales of the common stock. The stock may be quoted in the "pink sheets" published by the National Quotations Bureau, in which case, a shareholder of the Company seeking to obtain a quotation will be required to contact a broker which is a subscriber to the National Quotations Bureau service. Alternatively, shareholders will be required to find potential buyers on their own and negotiate prices. In light of this, it is unlikely that an orderly or liquid market for the common stock will exist after the Company delists the common stock from the NASDAQ system.

Reasons and Purpose of the Offer

In light of the delisting of the common stock from the NASDAQ system, the Board of Directors believed it appropriate to offer shareholders not wishing to retain their investment in the Company an opportunity to sell their stock back to the Company at a premium to current market prices. The Company retained J&T to assist the Board in evaluating an appropriate price to offer shareholders of the Company who desired to sell their Shares, based upon the market price of the Company's common stock as well as the Company's financial resources. Although J&T provided the Board with information concerning market activity in the Company's common stock and the pricing and premiums of other recent issuer tender offers, J&T did not render a fairness opinion to the Board regarding the price range for the Offer. The Board determined that it would not be in the best interests of the Company or its remaining shareholders for the Company to finance its acquisition of Shares through borrowed funds. Based upon the advice of J&T, the Board's view of the value of the Company's common stock and the Board's view of the Company's financial resources, the Board determined that a price range of $3.25 per Share to $4.00 per Share was fair to the Company's shareholders, and authorized the purchase pursuant to the Offer of up to 600,000 Shares of the Company's common stock.

The price range of $3.25 per Share to $4.00 per Share represents a premium of 37 percent (at the low end of the range) to 68 percent (at the high end of the range) over the market value of the Company's common stock on October 6, 1999 ($2.375). It should be noted that as of October 6, the Company's common stock was trading near its 52 week low of $2.00 per share, reached on September 1, 1999. The price range offered by the Company is in fact a discount to the common stock's 52 week high of 8 1/2, reached on January 14, 1999. Since May, 1999, the stock has consistently traded at below $4.00 per share.

Shareholders are not required to accept this offer, and may remain as shareholders of the Company as it continues its operations. Shareholders not tendering into the Offer will continue to have all of the rights of shareholders of the Company, including the right to vote at the Company's annual meeting and to receive dividends when, as, and if declared by the Board of Directors of the Company. Upon consummation of the Offer and the delisting of the Company's
Common Stock from the NASDAQ system, the Company does not currently intend to engage in further broad based stock repurchase programs.

The Company has been informed that the members of its Board of Directors and its executive officers do not intend to tender Shares into the Offer. Assuming that the Company accepts tenders of 600,000 Shares in the Offer, the ownership of the Company's common stock by members of the Board of Directors and executive officers of the Company and their affiliates will increase from 67.8 percent as of September 30, 1999 to 77.8 percent. Therefore, the Offer, if successful, will have the effect of increasing the concentration of ownership of the Company's common stock in the hands of members of the Board of Directors and Executive Officers and their affiliates.

Shares acquired by the Company pursuant to the Offer will be canceled and will return to the status of authorized but unissued shares of Common Stock. Such Shares will be available for reissuance by the Company without further stockholder action for general or other corporate purposes, including stock options and other employee benefit plans, stock splits or dividends, acquisitions, and the raising of additional capital for use in the Company's business. The Company has no current plans for any such uses of such shares.

7. SHARES OUTSTANDING AND SIGNIFICANT STOCKHOLDERS; CERTAIN EFFECTS OF THE OFFER

As of September 30, 1999, the Company had issued and outstanding 4,669,003 Shares. The 600,000 Shares that the Company is offering to purchase pursuant to the Offer represent approximately 12.9% of the Shares then outstanding. As of September 30, 1999, all executive officers and directors of the Company as a group beneficially owned (excluding outstanding options to purchase Shares) an aggregate of 3,163,669 Shares, or approximately 67.8% of the outstanding Shares on such date. If the Company purchases 600,000 Shares pursuant to the Offer and no executive officer or director tenders Shares pursuant to the Offer, the Company's executive officers and directors as a group would beneficially own approximately 77.8% of such outstanding Shares (excluding options to purchase Shares).

NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING ANY OR ALL OF SUCH STOCKHOLDER'S SHARES AND NEITHER HAS AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION. STOCKHOLDERS ARE URGED TO EVALUATE CAREFULLY ALL INFORMATION IN THE OFFER, CONSULT THEIR OWN INVESTMENT AND TAX ADVISORS AND MAKE THEIR OWN DECISIONS WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH TO TENDER.

The Shares are currently registered under Section 12(g) of the Exchange Act, which requires, among other things, that the Company furnish certain information to its stockholders and to the Securities and Exchange Commission (the "Commission") and comply with the Commission's proxy rules in connection with meetings of the Company's stockholders. However, prior to the Offer, the Company had less than 300 record holders of its Common Stock, and is therefore eligible to terminate its status as a reporting company under the Exchange Act. The Company plans to terminate its status as a reporting company regardless of the outcome of the Offer. See Section 7.

Although the Company has no current plans to acquire additional Shares, the Company may in the future purchase additional Shares in the open market, in private transactions, through tender offers or otherwise. Any such purchases may be on the same terms or on terms which are more or less favorable to stockholders than the terms of the Offer. However, Rule 13e-4 of the Exchange Act prohibits the Company and its affiliates from purchasing any Shares, other than pursuant to the Offer, until at least ten business days after the Expiration Date or termination of the Offer. Any possible future purchases by the Company will depend on many factors, including the market price of the Shares, the Company's business and financial positions, the results of the Offer and general economic and market conditions.

8.  SOURCE AND AMOUNT OF FUNDS

If the Company were to purchase 600,000 Shares pursuant to the Offer at the maximum Purchase Price of $4.00 per Share, the Company expects that the maximum aggregate cost of the Offer, including all fees and expenses applicable to the Offer, would be approximately $2,500,000. Consummation of the Offer is not conditioned upon the Company obtaining financing. The funds needed to purchase the Shares will be derived from working capital primarily from the Company's investment securities portfolio.

9.  CERTAIN INFORMATION CONCERNING THE COMPANY

The Company, incorporated in 1959 in the State of New Jersey, currently is principally engaged in applying, through proprietary and other processes, synergistic coatings for metal parts produced by its customers. Its corporate headquarters are located at 1331 Route 1, Linden, New Jersey 07036.

More comprehensive financial information is included in the Company's Consolidated Financial Statements, and the financial information which follows is qualified in its entirety by reference to such Financial Statements, related notes and the audit report contained therein, copies of which may be obtained as set forth below under the caption "Miscellaneous."

              SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

The following selected consolidated financial data should be read in conjunction with the historical Consolidated Financial Statements of the Company included in the Company's 1999 Annual Report on Form 10-K. The selected information below is qualified in its entirety by reference to such reports and the financial information and related notes contained therein. Copies of such reports may be obtained as set forth below in paragraph number 16 under the caption "Miscellaneous."

                                              SELECTED FINANCIAL INFORMATION

                                                       (Unaudited)

                                                                         Years Ended June 30
                                             ---------------------------------------------------------------------------
                                                 1999            1998            1997            1996            1995
                                             -----------     -----------     -----------     -----------     -----------
Selected Income Statement Data:
Gross Revenue ..........................     $11,484,476     $11,720,331     $11,453,658     $10,777,072     $10,048,857
Income Before Taxes ....................       1,941,955       2,232,410       2,533,707       2,349,529       2,086,084
Net Income .............................       1,258,205       1,474,960       1,694,687       1,486,285       1,217,305
Earnings Per Share (1) .................     $      0.26     $      0.30     $      0.33     $      0.21     $      0.21
Dividends per Share (1) ................     $      0.11     $      0.10     $     0.065     $      0.05     $     0.025
Shares Outstanding:
Weighted Average Shares (1) ............       4,803,495       4,913,635       5,089,124       5,435,916       5,775,008
At Year End ............................       4,720,846       4,907,794       4,918.794       5,269,594       5,548,026
Selected Balance Sheet Data
Total Assets ...........................      14,501,673     $14,980,401     $13,513,276     $13,333,716     $12,923,076
Working Capital ........................       5,952,123       5,547,405       5,295,362       5,668,941       5,358,460
Long-Term Debt .........................         318,421         412,800             -0-             -0-             -0-
Stockholders' Equity ...................      12,066,950      12,306,811      11,451,484      11,280,432      10,902,198
Stockholders' Equity per Share (1)           $      2.56     $      2.50     $      2.33     $      2.14     $      1.96

(1) Data has been adjusted, as necessary, to reflect forward 2 for 1 stock split on December 16, 1997




         SUMMARY UNAUDITED CONSOLIDATED PRO FORMA FINANCIAL INFORMATION

The following summary unaudited consolidated pro forma financial information gives effect to the purchase of Shares pursuant to the Offer, the Financing and the payment of related fees and expenses, based on the assumptions described in the footnotes below, as if such transactions had occurred on July 1, 1998, the first day of the fiscal year ended June 30, 1999. The summary unaudited consolidated pro forma financial information should be read in conjunction with the Summary Historical Consolidated Financial Information presented herein and does not purport to be indicative of the results that would have been obtained, or results that may be obtained in the future, or the financial condition that would have resulted, if the purchase of the Shares pursuant to the Offer, the Financing and the payment of related fees and expenses had been completed at the date indicated.

                                        Historical      (1) Pro-forma Data Assuming A
                                           Data           Per Share Purchase Price of
                                          -------

                                          6/30/99       $3.25      $3.50        $4.00
                                          -------       -----      -----        -----
                                              (in thousands except per share data)


Consolidated Statement of Earnings Data:
Gross Revenue ........................     $11,484     $11,485     $11,485     $11,485
Net Earnings .........................       1,258  (2)  1,200  (2)$ 1,200  (2)$ 1,181

Weighted Average Shares Outstanding ..       4,803       4,204       4,204       4,204
Earnings Per Share ...................     $  0.26     $  0.29     $  0.29     $  0.28

Ratio of Earnings to Fixed Charges (4)        64.5        61.1        60.6        59.6

Balance Sheet Data:

Marketable Securities ................     $ 3,914     $ 1,865     $ 1,715     $ 1,415
Total Assets .........................     $14,502     $12,403     $12,243     $11,924
Working Capital ......................     $ 5,952     $ 3,854     $ 3,694     $ 3,374

Total Debt ...........................     $   318     $   318     $   318     $   318
Stockholders Equity (3) ..............     $12,067     $ 9,968     $ 9,809     $ 9,489

Book Value Per Share (5) .............     $  2.56     $  2.42     $  2.38     $  2.30



(1) The pro-forma information assumed 600,000 Shares to be purchased at $3.25, $3.50 and $4.00 per share. For the fiscal year ended June 30, 1999, the purchase is assumed to be financed through the sale of a portion of the marketable securities owned by the Company.

(2) Pro-forma net earnings assumes that the sale of marketable securities result(s) in a reduction of investment income.

(3)      The   pro-forma   information   assumes  a  reduction  of  expenses  of
         approximately $130,000 and expenses directly related to the Offer of approximately $100,000.

(4) Computed by dividing earnings by fixed charges. "Earnings" consist of earnings before income taxes and interest. "Fixed charges" consist of interest costs (including capitalized interest costs).

(5) Book value per share is calculated as total stockholders' equity divided by the number of Shares outstanding at the end of the year, June 30, 1999.

10.      INTEREST  OF  DIRECTORS  AND  EXECUTIVE   OFFICERS;   TRANSACTIONS  AND
         ARRANGEMENTS CONCERNING THE SHARES

Neither the Company, nor any subsidiary of the Company, nor, to the Company's knowledge, any of the Company's or any of its subsidiaries' executive officers or directors or associates of any of the foregoing, has engaged in any transaction involving Shares during the period of forty business days prior to the date hereof. Prior to such forty business day period, the Company had been an active purchaser of its common stock in open market transactions pursuant to its previously announced buy back program. Since January 1, 1999, the Company has repurchased 132,543 shares of its common stock in the open market at prices ranging from $3.125 to $5.375, for an average purchase price of $4.192.

Except as set forth in this Offer to Purchase, neither the Company, nor any subsidiary of the Company, nor, to the Company's knowledge, any of its executive officers or directors, or any of the executive officers or directors of its subsidiaries, is a party to any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer with any other person with respect to Shares. None of the Company or, to the Company's knowledge, its executive officers or directors has current plans or proposals which relate to or would result in any extraordinary corporate transaction involving the Company, such as a merger, a reorganization, the sale or transfer of a material amount of its assets or the assets of any of its subsidiaries (although the Company from time to time may consider various acquisition or divestiture opportunities), any change in its current Board of Directors or management, any material change in its current dividend policy or indebtedness or capitalization, any other material change in its business or corporate structure, any material change in its Articles of Incorporation or Bylaws, or causing a class of its equity securities to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or the suspension of the Company's obligation to file reports pursuant to Section 15(d) of the Exchange Act, or any actions similar to any of the foregoing.

11.  CERTAIN LEGAL MATTERS; REGULATORY APPROVALS

The Company is not aware of any license or regulatory permit that appears to be material to the Company's business that might be adversely affected by the Company's acquisition of Shares as contemplated herein or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by the Company as contemplated herein. Should any such approval or other action be required, the Company presently contemplates that such approval or other action will be sought. The Company is unable to predict whether it may determine that it is required to delay the acceptance for payment of, or payment for, Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to the Company's business. The Company's obligations under the Offer to accept for payment and pay for Shares are subject to certain conditions. See Section 5.

12.  CERTAIN FEDERAL INCOME TAX CONSEQUENCES

The discussion below provides certain Federal income tax consequences of a sale of Shares pursuant to the Offer by a United States person (a United States citizen or resident alien, a domestic corporation, a domestic partnership or a domestic trust or estate). Certain stockholders (including insurance companies, tax-exempt organizations, financial institutions or insurance companies, financial institutions or broker dealers, foreign stockholders and stockholders who have acquired their Shares upon the exercise of options or otherwise as compensation) may be subject to special rules not discussed below. This discussion does not reflect any tax laws of any jurisdiction other than the Federal income tax laws of the United States. EACH STOCKHOLDER SHOULD CONSULT HIS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO HIM OF A SALE OF SHARES PURSUANT TO THE OFFER, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX LAWS, ANY RECENT CHANGES IN APPLICABLE TAX LAWS AND ANY PROPOSED LEGISLATION.

The sale of Shares pursuant to the Offer will be a taxable transaction for Federal income tax purposes and may also be a taxable transaction under applicable state, local, foreign or other tax laws. The Federal income tax consequences to a stockholder may vary depending upon the stockholder's particular facts and circumstances.

Under Section 302 of the Internal Revenue Code of 1986, as amended (the "Code"), a sale of Shares pursuant to the Offer will, as a general rule, be treated as a "sale or exchange" if the sale of Shares (a) is "substantially disproportionate" with respect to the stockholder, (b) results in a "complete redemption" of all of the stock of the Company owned by the stockholder or (c) is "not essentially equivalent to a dividend" with respect to the stockholder.

The sale of Shares will be "substantially disproportionate" if the percentage of the outstanding Shares actually and constructively owned by the stockholders satisfies the following three requirements:

         (i) after the sale, the stockholder owns less than 50% of the total combined voting power of all classes of outstanding stock entitled to vote;

         (ii) the stockholder's percentage of the total outstanding voting stock immediately after the purchase is less than 80% of the stockholder's percentage of the total outstanding voting stock immediately before the purchase; and

         (iii) the stockholder's percentage of outstanding common stock (whether voting or non-voting) immediately after the purchase is less than 80% of the stockholder's percentage of outstanding common stock (whether voting or non-voting) immediately before the purchase.

         The sale of Shares will be deemed to result in a "complete redemption" if either (a) all the Shares actually and constructively owned by the stockholder are sold pursuant to the Offer or (b) all the Shares actually owned by the stockholder are sold pursuant to the Offer and the stockholder is eligible to waive (and effectively waives) constructive ownership of any other Shares under procedures described in Section 302 of the Code.

The sale of Shares may be "not essentially equivalent to a dividend" if the sale results in a "meaningful reduction" of the stockholder's proportionate interest in the Company. Whether the sale will be considered as "not essentially equivalent to a dividend" depends on the particular stockholder's facts and circumstances. Any stockholder intending to rely upon the "not essentially equivalent to a dividend" test should consult such stockholder's own tax advisor as to its application in the stockholder's particular situation.

In determining whether any of the above tests are satisfied, a stockholder must take into account not only Shares which are actually owned by the stockholder, but also Shares which are constructively owned by the stockholder within the meaning of Section 318 of the Code.

Under Section 318, a stockholder is deemed to own Shares actually owned, and in some cases constructively owned, by certain related individuals and entities. A stockholder is also deemed to own Shares which the stockholder has the right to acquire by exercise of an option or conversion or exchange of a security. An individual stockholder is considered to own Shares owned directly or indirectly by or for his spouse and his children, grandchildren and parents. In addition, a stockholder is considered to own a proportionate number of Shares owned by trusts or estates in which the stockholder has a beneficial interest, by partnerships in which the stockholder is a partner and by corporations in which the stockholder owns directly or indirectly 50% or more in value of the stock. Similarly, shares directly or indirectly owned by beneficiaries of estates or trusts, by partners of partnerships and, under certain circumstances, by stockholders of corporations may be considered owned by these entities.

If any of the above tests under Section 302 of the Code is satisfied, the stockholder will recognize a gain (or loss) in the amount by which the purchase price received by the stockholder pursuant to the Offer is greater (or less) than the stockholder's tax basis in the Shares sold. The recognized gain or loss will be capital gain or loss if the Shares are held as a capital asset, and will be long-term capital gain or loss if the Shares have been held for longer than one (1) year.

If none of the above tests under Section 302 of the Code are satisfied, the stockholder may be treated as having received a dividend in the amount of the cash received for the Shares sold pursuant to the Offer. In the case of a dividend, the stockholder's tax basis in the Shares sold will not reduce the amount of the dividend.

Proration of the Offer, pursuant to which fewer than all of the Shares tendered may be purchased by the Company, could adversely affect a stockholder's ability to satisfy the above tests under Section 302 of the Code. An increase in the number of Shares purchased by the Company could also adversely affect a stockholder's ability to satisfy these tests. As described above, the Company may increase the total number of Shares accepted by up to 2% of the outstanding Shares without prior notice and without extending the tender period. See Section 1 for information regarding proration and conditional tenders and Section 3 for information concerning withdrawals. Stockholders are urged to consult their tax advisors with respect to the effects of proration or an increase in the number of Shares purchased by the Company and with respect to the advisability of making a conditional tender or a withdrawal of Shares.

A stockholder will be considered as having received a payment for Shares tendered pursuant to the Offer at the time a payment is received by the Depositary as agent for the stockholder.

In general, any income which is treated as a dividend received by a domestic corporation pursuant to the rules described above will be eligible for certain percentage dividends-received deductions under Section 243 of the Code, subject to applicable limitations, including those relating to "debt-financed portfolio stock" under Section 246A of the Code and the 46-day holding period requirement of Section 246 of the Code. Any amount treated as a dividend to a corporate stockholder may constitute an "extraordinary dividend" subject to the provisions of Section 1059 of the Code. Under Section 1059 of the Code, a corporate stockholder must reduce the tax basis of its stock (but not below zero) by the portion of any "extraordinary dividend" which is deducted under the dividends received deduction and, if such portion exceeds the stockholder's tax basis for the stock, must treat any such excess as additional gain on the subsequent sale or other disposition of such shares. Except as may otherwise be provided in regulations in the case of any redemption of stock which is not pro rata as to all stockholders, any amount treated as a dividend under the rules of Section 302 is treated as an extraordinary dividend regardless of the stockholder's holding period or the amount of the dividend. Corporate stockholders should consult their own tax advisors particularly as to the application of Section 1059 to the Offer.

The Depositary will be required to withhold 31% of the gross proceeds paid to a stockholder or other payee pursuant to the Offer unless either (a) the stockholder provides the stockholder's taxpayer identification number and certifies under penalties of perjury that such number is correct; (b) the stockholder certifies that he is awaiting a taxpayer identification number; or
(c) an exception applies under applicable law and regulations. Therefore, unless such an exception exists and is proved in a manner satisfactory to the Company and the Depositary, each tendering stockholder should complete and sign the Substitute Form W-9 included in the Letter of Transmittal, so as to provide the information and certification necessary to avoid backup withholding.

13.  EXTENSION OF THE OFFER; TERMINATION; AMENDMENTS

The Company expressly reserves the right, at any time or from time to time before the Expiration Date, to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Depositary and making a public announcement thereof. There can be no assurance, however, that the Company will exercise its right to extend the Offer. During any such extension, all Shares previously tendered and not accepted for payment or withdrawn will remain subject to the Offer and may be accepted for payment by the Company.

The Company also expressly reserves the right, in its sole discretion, (i) to delay payment for any Shares not theretofore paid for, or to terminate the Offer and not to accept for payment or pay for any Shares not theretofore accepted for payment upon the occurrence of any of the conditions specified in Section 5, or
(ii) at any time or from time to time to amend the Offer in any respect, including increasing or decreasing the number of Shares the Company may purchase pursuant to the Offer. The Company confirms that its reservation of the right to delay payment for Shares which it has accepted for payment is limited by Rule 13e-(f)(5) under the Exchange Act, which requires that an issuer pay the consideration offered or return the tendered securities promptly after the termination or withdrawal of a tender offer.

Any such extension, delay, termination or amendment will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which the Company may choose to make any public announcement, except as provided by applicable law (including Rule 13e-4(e)(2) of the Exchange Act), the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service.

If the Company makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Company will extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(2) under the Exchange Act, which require that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer (other than a change in price or a change in percentage of securities sought) will depend upon the facts and circumstances, including the relative materiality of such terms or information. The Company confirms that its reservation of the right to delay payment for Shares which it has accepted for payment is limited by Rule 13e-4(f)(5) under the Exchange Act, which requires that an issuer pay the consideration offered or return the tendered securities promptly after the termination or withdrawal of a tender offer. If (i) the Company increases or decreases the price to be paid for Shares, or the Company increases the number of Shares being sought and such increase in the number of Shares being sought exceeds 2% of the outstanding Shares and (ii) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of such increase or decrease is first published, sent or given, the Offer will be extended until the expiration of such period of ten business days.

14.  PRICE RANGE OF SHARES

Market Information

The Company's Common Stock (ticker symbol: GMCC) is traded on the NASDAQ National Market. The following table sets forth, for the periods indicated the high and low bid for the Company's Common Stock, as reported in the composite transactions on NASDAQ.


                                                         HIGH            LOW

FISCAL 2000:
      First Quarter (through September 30, 1999        $3.125           $2.00

FISCAL 1999:
                First Quarter                          $5.50            $3.00
                Second Quarter                         $4.75            $4.00
                Third Quarter                          $7.00            $4.25
                Fourth Quarter                         $4.563           $3.00


FISCAL 1998:
                First Quarter                          $3.875            $2.9375
                Second Quarter                         $7.625            $3.625
                Third Quarter                          $8.25             $6.563
                Fourth Quarter                         $7.50             $4.75

On October 6, 1999, the closing sale price per Share for the Company on the NASDAQ National Market was $2.375. The Per Share data set forth above has been restated to give retroactive effect to the Company's December 1997 two-for-one stock split.

15.  FEES AND EXPENSES

The Company has retained J&T to act as Information Agent and Registrar and Transfer Company to act as Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telex, telegraph and personal interviews and may request brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners. Neither the Information Agent nor the Depositary will make solicitations or recommendations in connection with the Offer. The Information Agent and the Depositary will each receive reasonable and customary compensation for their respective services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Offer, including certain liabilities under the Federal securities laws.

The Company will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent and the Depositary) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by the Company for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

16.  MISCELLANEOUS

The Company is subject to the information requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. The Company is required to disclose in such proxy statements certain information, as of particular dates, concerning the Company's directors and officers, their compensation, stock options granted to them, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company. The Company has also filed an Issuer Tender Offer Statement on Schedule 13E-4 with the Commission. Such material and other information may be inspected at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; and also should be available for inspection and copying at the following regional offices of the Commission: Northeast Regional Office, 7 Trade Center, Suite 1300, New York, New York 10048 and Midwest Regional Office, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can also be obtained by mail, upon payment of the Commission's customary charges, by writing to the principal office at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. The Commission also maintains a web site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

The Company will not accept tenders by or on behalf of holders of Shares in any jurisdiction, foreign or domestic, in which the acceptance thereof would not be in compliance with the laws of such jurisdiction. The Company is not aware of any jurisdiction in which the making of the Offer or the acceptance for payment of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. If the Company becomes aware of any jurisdiction where the making of the Offer would not be in compliance with such laws, the Company will make a good faith effort to comply with such laws or seek to have such laws declared inapplicable to the Offer. If after such good faith effort the Company cannot comply with such laws, the Offer will not be made to, nor will tenders be accepted from or on behalf of, holders of Shares in any such jurisdictions. In those jurisdictions whose laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Company by one or more registered brokers or dealers licensed under the laws of such jurisdictions.

                                         GENERAL MAGNAPLATE CORPORATION

                                         By: /s/ Candida C. Aversenti
                                             ------------------------
                                             Candida C. Aversenti
                                             President and
                                             Chief Executive Officer

October 12, 1999

Manually signed photocopies of the Letter of Transmittal will be accepted from Eligible Institutions. The Letter of Transmittal and certificates for Shares and any other required documents should be sent or delivered by each shareholder or his or her broker, dealer, commercial bank, trust company or nominee to the Depositary at one of its addresses set forth below.

                                             The Depositary for the Offer is:

                                              Registrar and Transfer Company

                                         By Overnight Courier: 10 Commerce Drive
                                                      Cranford, New Jersey 07016
                                                      By Mail: 10 Commerce Drive
                                                      Cranford, New Jersey 07016
                                                    By Facsimile: (908) 497-2311
                                            Confirm by telephone: (800) 368-9548

                                           By Hand: c/o Depository Trust Company
                                                             Transfer Agent Drop
                                                      55 Water Street, 1st Floor
                                                         New York, NY 10041-0099

Any questions or requests for assistance or additional copies of this offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent at the telephone numbers and locations listed below. Shareholders may also contact their local broker, dealer, commercial bank or trust company for assistance concerning the Offer.

                                         The Information Agent for the Offer is:

                                                       J&T Consulting, L.L.C.
                                                      22 Church Street, Suite 5
                                                      Ramsey, New Jersey 07446
                                            Telephone Toll Free (877) 995-1951

                          NOTICE OF GUARANTEED DELIVERY
                                       FOR
                        TENDER OF SHARES OF COMMON STOCK
                                       OF
                         GENERAL MAGNAPLATE CORPORATION

As set forth in Section 2 of the Offer to Purchase (as defined below), this form or one substantially equivalent hereto must be used to tender shares (the "Shares") pursuant to the Offer (as defined below) if certificates for shares of Common Stock, no par value per share (the "Common Stock") of the Company, are not immediately available or if the procedure for book-entry transfer cannot be completed on a timely basis or time will not permit all documents required by the Letter of Transmittal to reach the Depositary by the Expiration Date (as defined in Section 1 of the Offer to Purchase). Such form may be delivered by hand or transmitted by telegraph, telex, facsimile transmission or letter to the Depositary. See Section 2 of the Offer to Purchase.

To: Registrar and Transfer Co.

By Overnight Courier:    By Mail:                  By Hand Delivery:
10 Commerce Drive        10 Commerce Drive         c/o The Depository Trust Co.
Cranford, NJ 07016-3572  Cranford, NJ 07016-3572   Transfer Agent Drop
                                                   55 Water Street, 1st Floor
                                                   New York, NY 10041-0099
By Facsimile: (908) 497-2311

Confirm Receipt of Information by telephone: (800) 368-5948

DELIVERY OF THIS INSTRUMENT TO AN ADDRESS OR TRANSMISSION OF INSTRUCTIONS VIA A FACSIMILE NUMBER OTHER THAN AS SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY.

Ladies and Gentlemen:

The undersigned hereby tenders to General Magnaplate Corporation, a New Jersey corporation, at the price per Share indicated below, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 12, 1999, (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer"), receipt of which is hereby acknowledged, the number of Shares indicated below pursuant to the guaranteed delivery procedure set forth in Section 2 of the Offer to Purchase.

Name(s) of Record
Holder(s):___________________________________________________
                             (Please type or print)

Address:               _____________________________________________________
Area Code and Tel. No.:____________________

                                    SIGN HERE

Signature(s):_________________________________________________

Account
Number:_______________________________________________________

Number of
Shares:_______________________________________________________

Certificate Nos. (if
available):___________________________________________________

If Shares will be tendered by book-entry transfer, check one box: [_] The Depository Trust Company

NOTE:   SIGNATURES   MUST  BE  PROVIDED  BELOW  PLEASE  READ  THE   ACCOMPANYING
INSTRUCTIONS CAREFULLY PRICE (IN DOLLARS) PER SHARE AT WHICH SHARES ARE BEING TENDERED.

CHECK ONLY ONE BOX

IF MORE THAN ONE BOX IS CHECKED, OR IF NO BOX IS CHECKED, THERE IS NO PROPER TENDER OF SHARES.

[_] $3.25
[_] $3.375
[_] $3.50
[_] $3.625
[_] $3.75
[_] $3.875
[_] $4.00



[_] CONDITIONAL TENDER UNLESS THIS BOX HAS BEEN COMPLETED AND A MINIMUM SPECIFIED THE TENDER WILL BE DEEMED UNCONDITIONAL (SEE SECTIONS 1 AND 2 OF THE OFFER TO PURCHASE).

Minimum number of shares that must be purchased if any are purchased:

Shares         _______________

ODD LOTS       _______________


To be completed ONLY if Shares are being tendered by or on behalf of a person owning beneficially an aggregate of fewer than 100 Shares on the date of tender.

The undersigned either (check one box):

[_] is the beneficial owner of an aggregate of fewer than 100 Shares on the date of tender, all of which are being tendered, or

[_] is a broker,  dealer,  commercial  bank, trust company or other nominee that
(i) is tendering, for the beneficial owners thereof, Shares with respect to which it is the record owner, and (ii) believes, based upon representations made to it by each such beneficial owner that such beneficial owner owns, on the date of tender, an aggregate of fewer than 100 Shares and is tendering all of such Shares.

                                    GUARANTEE

                    (NOT TO BE USED FOR SIGNATURE GUARANTEE)

The undersigned, a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office or correspondent in the United States, guarantees
(a) that the above-named person(s) has a "net long position" in the Shares tendered hereby within the meaning of Rule 14e-4 promulgated under the Securities Exchange Act of 1934, as amended, and (b) the delivery to the Depositary, at one of its addresses set forth above, of the certificate(s) representing the Shares tendered hereby, in proper form for transfer, or to deliver to the Depositary such Shares pursuant to the procedure for book-entry transfer, in either case with delivery of a properly completed and duly executed Letter of Transmittal (or manually- signed facsimile thereof) and any other required documents, all within three (3) New York Stock Exchange trading days after the date hereof.

Name of Firm                                Authorized Signature

Title

Street Address

City, State                                 Zip Code

Name (Please type or print)

Area Code and Tel. No.

Date _________________, 1999

                  DO NOT SEND STOCK CERTIFICATES WITH THIS FORM

The Institution which completes this form must communicate the guarantee to the Depositary and must deliver the Letter of Transmittal and certificates for Shares to the Depositary within the time period shown herein. Failure to do so could result in a financial loss to such Institution.

                         [BROKERS AND DEPOSITORIES LETTER]

                         GENERAL MAGNAPLATE CORPORATION
                        OFFER TO PURCHASE FOR CASH UP TO
                       600,000 SHARES OF ITS COMMON STOCK
                         AT A PURCHASE PRICE OF BETWEEN
                       $3.25 PER SHARE AND $4.00 PER SHARE

To Our Clients:

Enclosed for your consideration are the Offer to Purchase, dated October 12, 1999, and the related Letter of Transmittal (which together constitute the "Offer"), in connection with the Offer by GENERAL MAGNAPLATE CORPORATION, a New Jersey corporation (the "Company"), to purchase for cash up to 600,000 shares (the "Shares") of its Common Stock, no par value per share (the "Common Stock"), at a price (in multiples of $.125), of between $3.25 per Share and $4.00 per Share, and on the terms and subject to the conditions of the Offer.

The Company will determine a single per Share price (of between $3.25 per Share and $4.00 per Share) that it will pay for the Shares properly tendered pursuant to the Offer (the "Purchase Price") taking into account the number of Shares so tendered and the prices specified by tendering shareholders. The Company will purchase up to 600,000 Shares (or such lesser number of Shares as are properly tendered at or below the Purchase Price) pursuant to the Offer. All Shares properly tendered at prices at or below the Purchase Price and not withdrawn will be purchased at the Purchase Price, net to the seller in cash, upon the terms and subject to the conditions of the Offer, including the proration terms thereof. The Company will return all other Shares, including Shares tendered at prices greater than the Purchase Price and Shares not purchased because of proration or conditional tenders. See Section 1 of the Offer to Purchase.

We are the owner of record of Shares held for your account. As such, we are the only ones who can tender your Shares, and then only pursuant to your instructions. We are sending you the Letter of Transmittal for your information only; you cannot use it to tender Shares we hold for your account.

Please instruct us as to whether you wish us to tender any or all of the Shares we hold for your account on the terms and subject to the conditions of the Offer.

           We call your attention to the following:

1. You may tender Shares at prices (in multiples of $.125) of between $3.25 per Share and $4.00 per Share, as indicated in the attached instruction form.

2. The Offer is not conditioned upon any minimum number of Shares being tendered. The Offer is, however, subject to certain conditions. See Section 5 of the Offer to Purchase.

3. The Offer, proration period and withdrawal rights will expire at 5:00 p.m., New York City time, on November 12, 1999, unless the Company extends the Offer.

4. The Offer is for up to 600,000 Shares, constituting approximately 12.8% of the Shares outstanding as of September 30, 1999.

5. Tendering shareholders will not be obligated to pay any brokerage commissions, solicitation fees or, subject to Instruction 7 of the Letter of Transmittal, stock transfer taxes on the Company's purchase of Shares pursuant to the Offer.

6. If you own beneficially, on the date of tender, an aggregate of fewer than 100 Shares and you instruct us to tender on your behalf all such Shares at or below the Purchase Price before the expiration of the Offer and check the box captioned "Odd Lots" in the attached instruction form, the Company will accept all such Shares for purchase before proration, if any, of the purchase of other Shares tendered at or below the Purchase Price.

7. If you are the beneficial owner of Shares that you do not want to be subject to proration, if any, if purchased pursuant to the Offer, you may direct us to tender such Shares on your behalf subject to the condition that at least a designated minimum or none of such Shares be purchased, by completing the box captioned "Conditional Tenders." It is the beneficial owner's responsibility to determine the minimum number of Shares to be tendered. BENEFICIAL OWNERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE EFFECTS OF PRORATION OF THE OFFER AND THE ADVISABILITY OF DIRECTING US TO MAKE A CONDITIONAL OFFER.

8. Please instruct us clearly if you wish to tender some Shares at one price and other Shares at another price. We must submit separate Letters of Transmittal on your behalf for each price you will accept.

If you wish to have us tender any or all of your Shares, please so instruct us by completing, executing and returning to us the attached instruction form. An envelope to return your instructions to us is enclosed. If you authorize us to tender your Shares, we will tender all such Shares unless you specify otherwise on the attached instruction form.


YOUR INSTRUCTIONS SHOULD BE FORWARDED TO US IN AMPLE TIME TO PERMIT US TO SUBMIT A TENDER ON YOUR BEHALF ON OR BEFORE THE EXPIRATION OF THE OFFER. THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON NOVEMBER 12, 1999, UNLESS THE COMPANY EXTENDS THE OFFER.

As described in Section 1 of the Offer to Purchase, if by the Expiration Date a greater number of Shares are properly tendered at or below the Purchase Price than the Company will accept for purchase, the Company will accept Shares for purchase at the Purchase Price in the following order of priority:

           (a) first, all Shares properly tendered at or below the Purchase Price by the Expiration Date by any shareholder who, on the date of tender, beneficially owns an aggregate of fewer than 100 Shares and who:

           (1) tenders all Shares beneficially owned by such shareholder at or below the Purchase Price (partial tenders will not qualify for this preference); and

           (2) instructs us to complete the box captioned "Odd Lots" on the Letter of Transmittal and, if applicable, the Notice of Guaranteed Delivery;

           (b) second, after purchase of all of the above Shares, all other Shares properly and unconditionally tendered at or below the Purchase Price by the Expiration Date on a pro rata basis (with adjustments to avoid purchases of fractional Shares); and

           (c) third, after purchase of all of the above Shares, Shares conditionally tendered at or below the Purchase Price by the Expiration Date selected by lot as is more fully described in the Offer to Purchase.

THE COMPANY IS NOT MAKING THE OFFER TO, NOR WILL ACCEPT TENDERS FROM OR ON BEHALF OF, OWNERS OF SHARES IN ANY JURISDICTION IN WHICH THE OFFER OR ITS ACCEPTANCE WOULD VIOLATE THE SECURITIES, BLUE SKY OR OTHER LAWS OF SUCH JURISDICTION. IN ANY JURISDICTION THE SECURITIES OR BLUE SKY LAWS OF WHICH REQUIRE THE OFFER TO BE MADE BY A LICENSED BROKER OR DEALER, THE OFFER IS BEING MADE ON THE COMPANY'S BEHALF BY A REGISTERED BROKER OR DEALER LICENSED UNDER THE LAWS OF SUCH JURISDICTION.

                                  INSTRUCTIONS
                   WITH RESPECT TO OFFER TO PURCHASE FOR CASH
                      UP TO 600,000 SHARES OF COMMON STOCK
                                       OF
                         GENERAL MAGNAPLATE CORPORATION
                      AT A PURCHASE PRICE OF BETWEEN $3.25
                          PER SHARE AND $4.00 PER SHARE

The undersigned acknowledge(s) receipt of your letter and the enclosed Offer to Purchase, dated October 12, 1999, and the related Letter of Transmittal (which together constitute the "Offer"), in connection with the offer by General Magnaplate Corporation, a New Jersey corporation (the "Company"), to purchase for cash up to 600,000 shares of its Common Stock, no par value per share (the "Common Stock"), at a price (in multiples of $.125), of between $3.25 per Share and $4.00 per Share, on the terms and subject to the conditions of the Offer.

The Company will determine a single per Share price (not in excess of $4.00 nor less than $3.25 per Share) that it will pay for the Shares properly tendered pursuant to the Offer (the "Purchase Price"), taking into account the number of Shares so tendered and the prices specified by tendering shareholders. The Company will purchase up to 600,000 Shares (or such lesser number of Shares as are properly tendered at or below the Purchase Price) pursuant to the Offer.

The undersigned hereby instruct(s) you to tender to the Company the number of Shares indicated below or, if no number is indicated, all Shares for the account of the undersigned, at the price per Share indicated below, and subject to the condition, if any, indicated in the box marked "Conditional Tender," below, upon the terms of the Offer. The Company will return Shares tendered at prices greater than the Purchase Price, Shares not purchased because of proration and Shares not purchased because they were conditionally tendered.

Aggregate number of Shares to be tendered by you for us:***__________________

                         PRICE (IN DOLLARS) PER SHARE AT
                         WHICH SHARES ARE BEING TENDERED

                               CHECK ONLY ONE BOX

[_] $3.25
[_] $3.375
[_] $3.50
[_] $3.625
[_] $3.75
[_] $3.875
[_] $4.00

[_] CONDITIONAL TENDER

UNLESS THIS BOX HAS BEEN COMPLETED AND A MINIMUM SPECIFIED, THE TENDER WILL BE DEEMED UNCONDITIONAL (SEE SECTIONS 1 AND 2 OF THE OFFER TO PURCHASE).

Minimum number of Shares that must be purchased if any are purchased:

_________ Shares

[_] ODD LOTS

By checking this box, the undersigned represents that the undersigned, as of the date of tender, beneficially owns an aggregate of fewer than 100 Shares and is instructing the holder to tender all such shares.

                                  SIGNATURE BOX


Signature(s) of Owner(s)

Dated ______________, 1999

Name(s) (Please Print)

Capacity__________________________________________________________

Address___________________________________________________________

Area Code and Telephone___________________________________________

Number__________________________________________________________
                               (Tax Identification or Social Security Number(s))




***Unless otherwise indicated, it will be assumed that all of the Shares held for the account of the undersigned are to be tendered.

                         GENERAL MAGNAPLATE CORPORATION

October 12, 1999

Dear Stockholder:

Attached with this letter you will find an Offer to Purchase and a letter of transmittal pursuant to which General Magnaplate Corporation (the "Company") is offering to purchase up to 600,000 Shares of its common stock at purchase prices of between $3.25 per Share and $4.00 per Share, all as more fully set forth in the Offer to Purchase. Pursuant to the Offer, the Company is seeking to repurchase up to approximately 12.8 percent of its currently outstanding Shares. The purchase price represents a premium of 37 percent (at $3.25 per Share) and 68 percent (at $4.00 per Share) over the market value of the Company's common stock on October 6, 1999. The offer and withdrawal rights will expire at 5:00 P.M., New York City time, on November 12, 1999, unless the offer is extended.

The Company has been operating in a highly competitive marketplace, with the traditional industries served by the Company, such as aerospace, defense contracting and oil exploration, in a downturn. These economic circumstances have caused the Company's net income to decline in each of the past three years, even as the Company has sought to establish alternative markets and customers for its products. To enhance the Company's performance, management has reviewed various cost cutting alternatives available to the Company. Among the costs reviewed by management and the Board are those costs associated with the Company's status as a reporting company under Section 12(g) of the Securities Exchange Act and the those associated with having the Company's common stock listed on the NASDAQ National Market. As is further disclosed in the Offer to Purchase, and for the reasons set forth in the Offer to Purchase and summarized below, the Board has elected to cause the Company to cease its reporting obligations under Section 12(g) of the Exchange Act and to delist the Company's stock from the NASDAQ National Market. This will result in cost savings to the Company of approximately 10% of the Company's fiscal 1999 net income. In making this decision, the Board considered the relative illiquidity of the Company's common stock while listed on the NASDAQ National Market; the fact that the Company has constituted a major portion of the existing trading volume; and the fact that management believes the Company may not meet the continued listing criteria for the NASDAQ National Market so the common stock may be delisted from the NASDAQ National Market by the NASD. The Company currently has less than 300 record owners of its stock and so is therefore entitled to cease its reporting obligations under Section 12(g).

The Board recognizes that some shareholders may not wish to continue to hold the Company's common stock if it is not a "publicly held" security. Therefore, in order to provide these shareholders with an alternative to continuing their investment in the Company, the Board of Directors has authorized the Offer.

The Company is conducting the Offer through a procedure commonly referred to as a "dutch auction," which allows you to select the price, within the range of $3.25 to $4.00 per Share, at which you are willing to sell your Shares to the Company. The Company will determine a single purchase price that will allow it to purchase up to 600,000 Shares and that same price will be paid for all Shares purchased in the Offer.

All Shares properly tendered at or below the purchase price selected will be purchased at such purchase price in cash, subject to the terms and conditions of the Offer, including proration in the event more Shares are tendered at or below such purchase price than will be purchased by the Company. In the event of proration, the Company will accept all Shares properly tendered at or below the purchase price by any stockholder who, on the date of tender, beneficially holds fewer than 100 Shares and tenders all Shares owned. All Shares not purchased pursuant to the Offer, including Shares tendered at prices in excess of the purchase price and Shares not purchased because of proration or conditional tenders, will be returned at the Company's expense.

NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING SHARES. IN ORDER TO ENSURE THAT NON-AFFILIATED SHAREHOLDERS HAVE THE MAXIMUM OPPORTUNITY TO TENDER SHARES, DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY HAVE AGREED NOT TO TENDER ANY SHARES PURSUANT TO THE OFFER. EACH STOCKHOLDER MUST MAKE HIS OWN DECISION WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND AT WHAT PRICE.

The Offer is explained in greater detail in the enclosed Offer to Purchase and Letter of Transmittal. I encourage you to read these documents carefully before making any decision with respect to the Offer. If you have any questions or requests for assistance or for additional copies of the Offer to Purchase and the Letter of Transmittal, you may call J&T Consulting, L.L.C., the Information Agent for the Offer toll free at 877-995-1951.

                                Very truly yours,

      /s/Charles P. Covino                         /s/Candida C. Aversenti

         Charles P. Covino                            Candida C. Aversenti
         Chairman of the Board                        President and
                                                      Chief Executive Officer

                               [LETTER TO BROKERS]

                         GENERAL MAGNAPLATE CORPORATION

                           OFFER TO PURCHASE FOR CASH
                    UP TO 600,000 SHARES OF ITS COMMON STOCK
                         AT A PURCHASE PRICE OF BETWEEN
                       $3.25 PER SHARE AND $4.00 PER SHARE

                                October 12, 1999

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

General Magnaplate Corporation, a New Jersey corporation (the "Company"), is making an offer to purchase for cash up to 600,000 shares of its common stock, no par value per share (the "Shares"), at prices of between $3.25 per Share and $4.00 per Share and upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 12, 1999, and in the related Letter of Transmittal (which together constitute the "Offer"). We enclose the materials listed below relating to the Offer.

The Company will determine a single per Share price (of between $3.25 per Share and $4.00 per Share) (the "Purchase Price"), that it will pay for Shares validly tendered pursuant to the Offer taking into account the number of Shares so tendered and the prices specified by tendering shareholders. The Company will select the lowest Purchase Price that will allow it to purchase up to 600,000 Shares (or such lesser number of Shares as are validly tendered and not withdrawn) at prices of between $3.25 per Share and $4.00 per Share pursuant to the Offer. All Shares validly tendered at prices at or below the Purchase Price and not withdrawn will be purchased at the Purchase Price, net to the seller in cash, upon the terms and subject to the conditions of the Offer, including the proration and odd lot terms thereof. See Section 1 of the Offer to Purchase.

If, prior to the Expiration Date, more than 600,000 Shares (or such greater number of Shares as the Company may elect to purchase) are validly tendered and not withdrawn, the Company will, upon the terms and subject to the conditions of the Offer, accept Shares for purchase first from Odd Lot Owners (as defined in the Offer to Purchase) who validly tender all of their Shares at or below the Purchase Price and then on a pro rata basis, if necessary, from all other shareowners whose Shares are validly tendered at or below the Purchase Price and not withdrawn.

The Offer is not conditioned upon any minimum number of Shares being tendered. The Offer is, however, subject to certain other conditions set forth in the Offer.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name or your nominee, we are enclosing the following documents.

           1. Offer to Purchase, dated October 12, 1999.

           2. Letter to Clients which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients' instructions with regard to the Offer.

           3.  Letter,   dated  October  12,  1999  from  the  Company,  to  the
           shareholders of the Company.

           4. Letter of Transmittal for your use and for the information of your clients (together with accompanying Substitute Form W-9 Guidelines).

           5. Notice of Guaranteed Delivery to be used to accept the Offer if certificates for Shares are not immediately available or if the procedure for book-entry transfer cannot be completed on a timely basis.

           6. Return envelope addressed to Registrar and Transfer Company, the Depositary.

           WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON NOVEMBER 12, 1999, UNLESS THE OFFER IS EXTENDED.

No fees or commissions will be payable to brokers, dealers or any other persons for soliciting tenders of Shares pursuant to the Offer. The Company will however, upon request, reimburse you for customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to the beneficial owners of Shares held by you as a nominee or in a fiduciary capacity. The Company will pay or cause to be paid any stock transfer taxes on its purchase of Shares, except as otherwise provided in Instruction 7 of the Letter of Transmittal.

In order to take advantage of the offer, a duly executed and properly completed Letter of Transmittal and any other required documents should be sent to the Depositary with either certificates(s) representing the tendered Shares, or confirmation of their book-entry transfer, all in accordance with the instructions set forth in the Letter of Transmittal and the Offer to Purchase.

As described in Section 2 of the Offer to Purchase, tenders may be made without the concurrent deposit of stock certificates or concurrent compliance with the procedure for book-entry transfer, if such tenders are made by or through a broker or dealer which is a member of a registered national securities exchange or the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office, branch or agency in the United States which is a member of one of the Stock Transfer Association's approved medallion programs (such as Securities Transfer Agents Medallion Program). Certificates for Shares so tendered (or a confirmation of a book-entry transfer of such Shares into the Depositary's account at The Depository Trust Company), together with a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal, must be received by the Depositary within three New York Stock Exchange, Inc. trading days after timely receipt by the Depositary of a properly completed and duly executed Notice of Guaranteed Delivery.

Any inquiries you may have with respect to the Offer should be addressed to the Information Agent, J&T Consulting, LLC, toll free at 877-995-1951.


                                                     Very truly yours,

                                              GENERAL MAGNAPLATE CORPORATION


NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU THE AGENT FOR THE COMPANY, THE INFORMATION AGENT OR THE DEPOSITARY, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE ENCLOSED DOCUMENTS AND THE STATEMENTS CONTAINED THEREIN.

                         GENERAL MAGNAPLATE CORPORATION

                              LETTER OF TRANSMITTAL
                     TO ACCOMPANY SHARES OF COMMON STOCK OF

                         GENERAL MAGNAPLATE CORPORATION
                   TENDERED PURSUANT TO THE OFFER TO PURCHASE

                             DATED OCTOBER 12, 1999

                 EXCHANGE AGENT: REGISTRAR AND TRANSFER COMPANY

      Telephone Number: (800) 368-5948   Facsimile Number: (908) 497-2311

 By Mail & Overnight Delivery:                            By Hand:

Registrar and Transfer Company                   c/o The Depository Trust Co.
10 Commerce Drive                                Transfer Agent Drop
Cranford, New Jersey 07016-3572                  55 Water Street, 1st Floor
Attn: Reorganization Department                  New York, NY 10041-0099

====================================================================================================================================
                                      DESCRIPTION OF SHARES TENDERED (See Instructions 3 and 4)
------------------------------------------------------------------------------------------------------------------------------------
        Name(s) and Address(es) of Registered Owner(s)                                             Shares Tendered
(Please Fill In Exactly as Name(s) Appear(s) on Certificate(s))                         (Attach Additional List if Necessary)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                     Number        Certificate(s)*   Tendered**
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                                                    Total Shares
====================================================================================================================================

 * Need not be completed by shareholders tendering by book-entry transfer.

** Unless otherwise indicated, it will be assumed that all Shares represented by any certificates delivered to the Depositary are being tendered. See Instruction 4.

     THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK TIME, ON NOVEMBER 12, 1999, UNLESS THE OFFER IS EXTENDED.

     DELIVERY OF THIS INSTRUMENT TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF INSTRUCTIONS VIA A FACSIMILE NUMBER OTHER THAN ONE LISTED ABOVE WILL NOT CONSTITUTE A VALID DELIVERY.

     THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THE LETTER OF TRANSMITTAL IS COMPLETED.

     Delivery of documents to General Magnaplate Corporation. PLEASE DO NOT MAIL OR DELIVER ANY SHARES TO GENERAL MAGNAPLATE CORPORATION. DELIVERIES TO GENERAL MAGNAPLATE CORPORATION WILL NOT BE FORWARDED TO THE DEPOSITARY AND THEREFORE WILL NOT CONSTITUTE VALID DELIVERY.

                (BOX BELOW FOR USE BY ELIGIBLE INSTITUTIONS ONLY)
--------------------------------------------------------------------------------
|_| CHECK HERE IF TENDERED SHARES ARE BEING DELIVERED BY BOOK-ENTRY  TRANSFER TO
    THE  DEPOSITARY'S  ACCOUNT AT THE DEPOSITORY  TRUST COMPANY AND COMPLETE THE
    FOLLOWING:

Name of Tendering Institution __________________________________________________

Account No. _____________________   Transaction Code No. _______________________
--------------------------------------------------------------------------------
|_| CHECK HERE IF CERTIFICATES FOR TENDERED SHARES ARE BEING DELIVERED  PURSUANT
    TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE DEPOSITARY AND COMPLETE THE FOLLOWING:

Name(s) of Registered Owner(s): ________________________________________________

Date of Execution of Notice of Guaranteed Delivery: ____________________________

Name of Institution Which Guaranteed Delivery: _________________________________

Name of Tendering Institution __________________________________________________

Account No. _____________________   Transaction Code No. _______________________
--------------------------------------------------------------------------------
                                    ODD LOTS

To be completed ONLY if Shares are being tendered by or on behalf of a person owning beneficially, on the date of tender, an aggregate of fewer than 100 Shares.

The undersigned either (check one box):

|_| is the beneficial owner, on the date of tender, of an aggregate of fewer than 100 Shares, all of which are being tendered, or

|_| is a broker,  dealer,  commercial bank, trust company or other nominee which
    (a) is tendering, for the beneficial owners thereof, Shares with respect to which it is the record owner, and (b) believes, based upon representations made to it by such beneficial owners, that each such person was the beneficial owner, on the date of tender, an aggregate of fewer than 100 Shares, and is tendering all of such Shares.
--------------------------------------------------------------------------------

                               CONDITIONAL TENDER

A tendering shareholder may condition his or her tender of Shares upon the purchase by the Company of a specified minimum number of Shares tendered hereby, all as described in the Offer to Purchase, particularly in Sections 1 and 2 thereof. Unless at least such minimum number of Shares is purchased by the company pursuant to the terms of the Offer, none of the Shares tendered hereby will be purchased. It is the tendering shareholder's responsibility to calculate such minimum number of Shares, and each shareholder is urged to consult hid own tax advisor. Unless this box has been completed and a minimum specified, the tender will be deemed unconditional.

|_| Minimum  number of  Shares  that must be  purchased,  if any are  purchased:
    __________ Share.
--------------------------------------------------------------------------------
   LADIES AND GENTLEMEN:

   The undersigned hereby tenders to General Magnaplate Corporation, a New Jersey corporation (the "Company"), the above described shares (the "Shares") of the Company's Common Stock, no par value per share (the "Common Stock"), at a price per Share indicated in this Letter of Transmittal, net to the seller in cash, upon the terms and subject to the conditions set forth in the Company's Offer to Purchase, dated October 12, 1999, receipt of which is hereby acknowledged and any supplements or amendments thereto ("Offer to Purchase"), and in this Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer").

   Subject to, and effective upon, acceptance for payment of the Shares tendered hereby in accordance with the terms of the Offer, the undersigned hereby sells, assigns and transfers to, or upon the order of, the Company, all right, title and interest in and to all the Shares tendered hereby or orders the registration of such Shares tendered by book-entry transfer that are purchased pursuant to the Offer and hereby irrevocably constitutes and appoints the Depositary as attorney-in-fact of the undersigned with respect to such Shares, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), to:

   (a) deliver certificates for such Shares, or transfer ownership of such Shares on the account books maintained by the Book-Entry Transfer Facility, together, in either such case, with all accompanying evidences of transfer and authenticity, to or upon the order of, the Company upon receipt by the Depositary, as the undersigned's agent, of the Purchase Price (as hereinafter defined);

   (b) present certificates for such Shares for cancellation and transfer on the Company's books

   (c) receive all benefits and otherwise exercise all rights of beneficial ownership of such Shares, subject to the next paragraph, all in accordance with the terms of the Offer.

   The undersigned represents and warrants that:

   (a) the undersigned has a net long position in Shares at least equal to the Shares being tendered and has full power and authority to validly tender, sell, assign and transfer the Shares tendered hereby;

   (b) when and to the extent the Company accepts the Shares for payment, the company will acquire good, marketable and unencumbered title thereto, free and clear of all security interests, liens, charges, encumbrances, conditional sates agreements, restrictions or other obligations relating to the sale or transfer thereof, and the same will not be subject to any adverse claim;

   (c) on request, the undersigned will execute and deliver and any additional documents the Depositary or the Company deems necessary or desirable to complete the assignment, transfer and purchase of the Shares tendered hereby; and

   (d) the undersigned has read and agrees to all of the terms of this Offer.

   The names and addresses of the registered owners should be printed, if they are not already printed above, as they appear on the certificates representing Shares tendered hereby. The certificates, the number of Shares that the undersigned wishes to tender and the purchase price at which such Shares are being tendered should be indicated in the appropriate boxes.

   The undersigned understands that the Company will determine a single per Share price (not in excess of $4.00 nor less than $3.25 per Share) that it will pay for Shares validly tendered and not withdrawn pursuant to the Offer(the "Purchase Price"), taking into account the number of Shares so tendered and the prices specified by the tendering shareholders. The undersigned understands that the Company will select the Purchase Price that will allow it to buy up to 600,000 Shares pursuant to the Offer, and that all Shares properly tendered at prices at or below the Purchase Price and not withdrawn will be purchased at the Purchase Price, net to the seller in cash, upon the terms and subject to the conditions of the Offer, including its proration provisions, and that the Company will return all other Shares, including Shares tendered and not withdrawn at prices greater than the Purchase Price, Shares not purchased because of proration and Shares not purchased because they were conditionally tendered.

   The undersigned recognizes that under certain circumstances set forth in the Offer to Purchase, the Company may terminate or amend the Offer or may not be required to purchase any of the Shares tendered here-by or may accept for payment pro rata with Shares tendered by other shareholders, fewer than all of the Shares tendered hereby. The undersigned understands that certificate(s) for any Shares not tendered or not purchased will be returned to the undersigned at the address indicated above, unless otherwise indicated under Special Payment Instructions or Special Delivery Instructions on the reverse side of this document. The undersigned recognizes that the Company has no obligation, pursuant to the Special Payment Instructions, to transfer any certificate for Shares from the name of their registered owner if the Company does not accept for payment any of the Shares represented by such certificates or tendered by such book-entry transfer.

   The undersigned understands that he may condition his tender of Shares upon the acceptance by the company of a designated number of Shares tendered hereby, as described in Section 1 of the Offer to Purchase. Such a conditional tender may be made by completing the box under the heading "Conditional Tender". If such box is not completed, the tender will be deemed to be unconditional.

   The undersigned understands that acceptance of Shares by the Company for payment will constitute a binding agreement between the undersigned and the Company upon the terms and subject to the conditions of the Offer.

   The check for the Purchase Price for such of the tendered Shares as are purchased will be issued to the order of the undersigned and mailed to the address indicated above unless otherwise indicated under the Special Payment Instructions or Special Delivery Instructions on the reverse side of this document.

   All authority conferred or agreed to be conferred in this Letter of Transmittal shall survive the death of incapacity of the undersigned, and any obligations of the undersigned under this Letter of Transmittal shall be binding upon heirs, personal representative, successors and assigns of the undersigned. Except as stated in the Offer to Purchase, this tender is irrevocable.

--------------------------------------------------------------------------------
                          PRICE (IN DOLLARS) PER SHARE
                       AT WHICH SHARES ARE BEING TENDERED

                               (See Instruction 5)

Check only one box. If more than one box is checked, or if no box is checked (except as provided in the Odd LOTS Box and instructions below), there is no valid tender of shares.

|_| $3.25 |_| $3.375 |_| $3.50 |_| $3.625 |_| $3.75 |_| $3.875 |_| $4.00

If portions of share holdings are being transferred at different prices, use a separate Letter of Transmittal for each price specified (see instruction 5) ODD LOTS (see instructions).
--------------------------------------------------------------------------------

                                    IMPORTANT

  (Please Complete Substitute Form W-9 Included in this Letter of Transmittal)

________________________________________________________________________________
                           (SIGNATURE(S) OF OWNER(S))

________________________________________________________________________________
                             (PLEASE PRINT NAME(S))

Dated _______________________, 1999

Capacity (full title) __________________________________________________________

Address ________________________________________________________________________
                               (INCLUDE ZIP CODE)

Area Code and Telephone No. ____________________________________________________

Tax Identification or
Social Security No. ____________________________________________________________
                            (see Substitute Form W-9)

(Must be signed by registered holder(s) exactly as name(s) appear(s) on stock certificate(s) or on a security position listing or by person(s) authorized to become registered holder(s) by certificates and documents transmitted herewith. If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, please set forth full title and see Instruction 6.)
--------------------------------------------------------------------------------
              GUARANTEE OF SIGNATURE(S) (See Instructions 1 and 6)

Authorized Signature(s) ________________________________________________________

Name and Title _________________________________________________________________
                                        (PLEASE PRINT)

Name of Firm ___________________________________________________________________

Area Code and Telephone Number _________________________________________________

Address ________________________________________________________________________

________________________________________________________________________________

________________________________________________________________________________
                               (INCLUDE ZIP CODE)

Area Code and Telephone Number _________________________________________________
--------------------------------------------------------------------------------

                          SPECIAL PAYMENT INSTRUCTIONS
                       (See Instructions 1, 4, 6, and 9)

To be completed ONLY if the check for the purchase price of Shares purchased and/or certificates for Shares not tendered or not purchased are to be issued in the name of someone other than the undersigned.

Issue |_| check and/or |_| certificate(s) to:

Name ___________________________________________________________________________
                                 (PLEASE PRINT)

Address ________________________________________________________________________

________________________________________________________________________________
                               (INCLUDE ZIP CODE)

________________________________________________________________________________
                (TAXPAYER IDENTIFICATION OR SOCIAL SECURITY NO.)

IF SPECIAL PAYMENT INSTRUCTIONS ARE BEING GIVEN, PLEASE REMEMBER TO HAVE YOUR SIGNATURE GUARANTEED.
--------------------------------------------------------------------------------
                          SPECIAL DELIVERY INSTRUCTIONS
                        (See Instructions 1, 4, 6, and 9)

To be completed ONLY if the check for the purchase price of Shares purchased and/or certificates for Shares not tendered or not purchased are to be mailed to someone other than the undersigned or to the undersigned at an address other than that shown below the undersigned's signature(s).

Mail |_| check and/or |_| certificate(s) to:

Name ___________________________________________________________________________
                                 (PLEASE PRINT)

Address ________________________________________________________________________

________________________________________________________________________________

________________________________________________________________________________
                               (INCLUDE ZIP CODE)

IF SPECIAL DELIVERY INSTRUCTIONS ARE BEING GIVEN, PLEASE REMEMBER TO HAVE YOUR SIGNATURE GUARANTEED.
--------------------------------------------------------------------------------

               INSTRUCTIONS FORMING PART OF THE TERMS OF THE OFFER

   1. Guarantee of Signatures. No signature guarantee is required if either (a) this Letter of Transmittal is signed by the registered holder of the Shares (which term, for purposes of this document, shall include any participant in the Book-Entry Transfer Facilities whose name appears on a security position listing as the owner of Shares) tendered with this Letter of Transmittal and payment and delivery are to be made directly to such owner and such owner has not completed either the box entitled "Special Payment Instructions" or Special Delivery Instructions" above, or (b) such Shares are tendered for the account of a financial institution that is a member of a registered National Securities Exchange, a member of the Stock Transfer Association's approved Medallion Program (such as STAMP, SEMP, or MSP) or a commercial bank or trust company having an office, branch or agency in the United States (each being referred to as an "Eligible Institution"). In all other cases, an Eligible Institution must guarantee all signatures on this Letter of Transmittal. See Instruction 6.

   2. Delivery of Letter of Transmittal and Certificates; Guaranteed Delivery Procedures. This Letter of Transmittal is to be used only if certificates are to be forwarded with it to the Depositary or if tenders are to be made pursuant to the procedure for tender by book-entry transfer set forth in Section 2 of the Offer to Purchase. Certificates for all physically tendered Shares, or a confirmation of a book entry transfer into the Depositary's account at a Book-Entry Transfer Facility of Shares tendered by a book-entry transfer, together in each case with a properly completed and duly elected Letter of Transmittal or facsimile thereof, and any other documents required by this Letter of Transmittal, should be mailed or delivered to the Depositary at the appropriate address set forth herein and must be received by the Depositary by the Expiration Date (as defined in the Offer to Purchase).

   Stockholders whose certificates are not immediately available or who cannot deliver certificates for Shares and all other required documents to the Depositary by th Expiration Date, or whose Shares cannot be delivered on a timely basis pursuant to the procedure for book-entry transfer, may tender their Shares by or through any Eligible Institution by properly completing (including the price at which the Shares are being tendered) and duly executing and delivering a Notice of Guaranteed Delivery (or facsimile of it) and by otherwise complying with the guaranteed delivery procedure set forth in Section 2 of the Offer to Purchase. Pursuant to such procedure, the certificates for all physically tendered Shares, or book-entry confirmation, as the case may be, as well as a properly completed and duly executed Letter of Transmittal and all other documents required by this Letter of Transmittal, must be received by the Depositary within three New York Stock Exchange trading days after receipt by the Depositary of such Notice of Guaranteed Delivery, all as provided in Section 2 of the Offer to Purchase.

   Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, telex, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice. For Shares to be validly tendered pursuant to the guaranteed delivery procedure, the Depositary must receive the Notice of Guaranteed Delivery by the Expiration Date.

   THE METHOD OF DELIVERY OF ALL DOCUMENTS, INCLUDING CERTIFICATES FOR SHARES, IS AT THE ELECTION AND RISK OF THE TENDERING SHAREHOLDER. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED.

   The Company will not purchase any fractional Shares, nor will it accept any alternative, conditional or contingent tenders except as specifically permitted by Sections1 and 2 of the Offer to Purchase. All tendering shareholders, by execution of this Letter of Transmittal (or a facsimile of it), waive any right to receive any notice of the acceptance of their tender.

   3. Inadequate Space. If the space provided in the box captioned "Description of Shares Tendered" is inadequate, the certificate numbers and/or the number of Shares should be listed on a separate signed schedule and attached to this Letter of Transmittal.

   4.Partial Tenders and Unpurchased Shares. (Not applicable to shareholders who tender by book-entry transfer). If fewer than all the Shares evidenced by any certificate to be tendered, fill in the number of Shares that are to be tendered in the column entitled "Number of Shares Tendered." In such case, if any tendered Shares are purchased, a new certificate for the remainder of the Shares evidenced by the old certificate(s) will be issued and sent to the registered holder, unless otherwise specified in the "Special Payment Instructions" or "Special Delivery Instructions" boxes on this Letter of Transmittal, as soon as practicable after the Expiration Date. All Shares represented by certificate(s) listed and delivered to the Depositary are deemed to have been tendered unless otherwise indicated.

   5. Indication of Price at Which Shares Are Being Tendered. For Shares to be properly tendered, the shareholder must check the box indicating the price per Share at which he is tendering Shares under "Price (In Dollars) Per Share at Which Shares Are Being Tendered" on this Letter of Transmittal. ONLY ONE BOX MAY BE CHECKED. IF MORE THAN ONE BOX IS CHECKED OR IF NO BOX IS CHECKED, THERE IS NO PROPER TENDER OF SHARES. A shareholder wishing to tender portions of his Share holdings at different prices must complete a separate Letter of Transmittal for each price at which he wishes to tender each such portion of his Shares. The same Shares cannot be tendered (unless previously properly withdrawn as provided in Section 3 of the Offer to Purchase) at more than one price.

   6. Signatures on Letter of Transmittal, Stock Powers and Endorsements.

   (a) If this Letter of Transmittal is signed by the registered owner(s) of the Shares tendered hereby, the signature(s) must correspond exactly with the name(s) as written on the face of the certificate without any change whatsoever.

   (b) If the Shares are registered in the names of two or more joint owners, each such owner must sign this Letter of Transmittal.

   (c) If any tendered Shares are registered in different names on several certificates, it will be necessary to complete, sign and submit as many separate Letters of Transmittal (or facsimiles of it) as there are different registrations of certificates.

   (d) When this Letter of Transmittal is signed by the registered owner(s) of the Shares and transmitted hereby, no endorsements of certificate(s) representing such Shares or separate stock powers are required unless payment is to be made, or the certificates for Shares not tendered or not purchased are to be issued, to a person other than the registered owner(s). Signature(s) on such certificates or stock powers must be guaranteed by an Eligible Institution. If this Letter of Transmittal is signed by a person other than the registered owner of the certificate(s) listed, however, the certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered owner(s) appear(s) on the certificate, and signatures on such certificate(s) or stock power(s) must be guaranteed by an Eligible Institution. See Instruction 1.

   (e) If this Letter of Transmittal or any certificate or stock powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of a corporations or others acting in a fiduciary or representative capacity, sych persons should so indicate when signing, and must submit proper evidence satisfactory to the Company of their authority to so act.

   7. Stock Transfer Taxes. Except as provided in this Instruction, no stock transfer tax stamps or funds to cover such stamps need accompany this Letter of Transmittal. The Company will pay or cause to be paid any stock transfer taxes payable on the transfer to it of Shares purchased pursuant to the Offer. If, however:

   (a) payment of the Purchase Price is to be made to any person(s) other than the registered owner(s); (b) Shares not tendered or not accepted for purchase (in the circumstances permitted in the Offer) are to be registered in the name of any person(s) other than the registered owner(s);

   (c) tendered certificates are registered in the name(s) of any person(s) other than the person(s) signing this Letter of Transmittal.

   The Depositary will deduct from the Purchase Price the amount of any stock transfer taxes (whether imposed on the registered owner or such other person) payable on account of the transfer to such person unless satisfactory evidence of the payment of such taxes, or an exemption from them, is submitted.

   8. Odd Lots. As described in Section 1 of the Offer to Purchase, if the Company is to purchase less than all Shares tendered by the Expiration Date and not withdrawn, the Shares purchased first will consist of all Shares tendered by any shareholder who owned beneficially on the date of tender, an aggregate of fewer than 100 Shares and who tenders all his Shares at or below the Purchase Price. This preference will not be available unless the box captioned "Odd Lots" is completed.

   9. Special Payment and Delivery Instructions. If certificates for Shares not tendered or not purchased and/or checks are to be issued in the name of a person other than the signer of the Letter of Transmittal or if such certificates and/or checks are to be sent to someone other than the signer of the Letter of Transmittal or to the signer at a different address, the captioned boxes "Special Payment Instructions" and/or "Special Delivery Instructions" on this Letter of Transmittal should be completed.

   10. Irregularities. The Company will determine, in its sole discretion, all questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares and its determination shall be final and binding on all parties. The Company reserves the absolute right to reject any or all tenders determined by it not to be in proper form or the acceptance of or payment for which may, in the opinion of the Company's counsel, be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in the tender of any particular Shares, and the Company's interpretation of the terms of the Offer (including these instructions) will be final and binding on all parties. No tender of Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Company shall determine. None of the Company, the Depositary, the Information Agent nor any other person is or will be obligated to give notice of defect or irregularities in tenders, nor shall any of them incur any liability for failure to give any such notice.

   11. Questions and Requests for Assistance and Additional Copies. Questions and requests for assistance may be directed to, or additional copies of the Offer to Purchase, the Notice of Guaranteed Delivery and this Letter of Transmittal may be obtained from the Information Agent at the address and telephone number set forth at the end of the Letter of Transmittal or from your local broker, dealer, commercial bank or trust company.

   12. Substitute Form W-9. Each tendering Shareholder is required to provide the Depositary with a correct taxpayer identification number ("TIN)" on substitute Form W-9, which is provided under "Important Tax Information" below. Failure to provide the information on the form may subject the tendering shareholder to 31% federal income tax withholding on the payments made to the shareholder or other payee with respect to Shares purchased pursuant to the Offer. The box in Part 2 of the Form may be checked if the tendering shareholder has not been issued a TIN and has applied for a TIN in the near future. If the box in Part 2 of the form is checked and the Depositary is not provided with a TIN within sixty (60) days, the Depositary will withhold 31% on all such payments thereafter until a TIN is provided to the Depositary.

   IMPORTANT: THIS LETTER OF TRANSMITTAL OR A MANUALLY SIGNED FACSIMILE OF IT (TOGETHER WITH CERTIFICATES FOR SHARES OR CONFIRMATION OF BOOK-ENTRY TRANSFER AND ALL OTHER REQUIRED DOCUMENTS) OR THE NOTICE OF GUARANTEED DELIVERY MUST BE RECEIVED BY THE DEPOSITORY ON OR BEFORE THE EXPIRATION DATE.

                            IMPORTANT TAX INFORMATION

   Under federal income tax law, a shareholder whose tendered Shares are accepted for payment is required by law to provide the Depositary with such shareholder's correct TIN on Substitute Form W-9 below. If the Depositary is not provided with the correct TIN, the Internal Revenue Service may subject the shareholder or other payee to a $50 penalty. In addition, payments that are made to such shareholder or other payee with respect to Shares purchased pursuant to the Offer may be subject to backup withholding.

   Certain shareholders (including, among others, all corporations and certain foreign individuals) are not subject to these backup withholding and reporting requirements. In order for a foreign individual to qualify as an exempt recipient, the shareholder must submit a Form W-8, signed under penalties of perjury, attesting to that shareholder's exempt status. A Form W-8 can be obtained from the Depositary. See the enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" for more instructions.

   If backup withholding applies, the Depositary is required to withhold 31% on any such payments made to the shareholder or other payee. Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of the tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained.

                         PURPOSE OF SUBSTITUTE FORM W-9

   To prevent backup withholding on a payment made to a shareholder or other payee with respect to Shares purchased pursuant to the Offer, the shareholder is required to notify the Depositary of shareholder's correct TIN by completing the form below, certifying that the TIN provided on Substitute Form W-9 is correct (or that such shareholder is awaiting a TIN).

                       WHAT NUMBER TO GIVE THE DEPOSITARY

   The shareholder is required to give the Depositary the TIN (e.g., social security number or employer identification number) of the record owner of the Shares. If the Shares are in more than one name or are not in the name of the actual owner, consult the enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" for additional guidance on which number to report.

================================================================================
PAYER'S NAME:
--------------------------------------------------------------------------------
SUBSTITUTE
Form W-9

(See Instruction 12)

Please fill in your name and address below.


------------------------------------------
Name

------------------------------------------
Address (number and street)

------------------------------------------
City, State and Zip Code)

Department of the Treasury
Internal Revenue Service

Payer's Request for Taxpayer
Identification Number
--------------------------------------------------------------------------------
Part 1 -- PLEASE PROVIDE YOUR TIN IN THE BOX AT THE RIGHT AND CERTIFY BY SIGNING AND DATING BELOW.

------------------------------------------
       Social Security Number(s)

OR

------------------------------------------
    Employer Identification Number(s)
--------------------------------------------------------------------------------
Part 2 -- Certification -- Under Penalties of Perjury, I certify that:

(1) The number shown on the form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me) and

(2) I am not subject to backup withholding because (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service ("IRS") that I am subject to backup withholding as a result of failure to report all interest or dividends or (c)the IRS has notified me that I am no longer subject to backup withholding.
--------------------------------------------------------------------------------
Part 3 --

Awaiting TIN |_|
--------------------------------------------------------------------------------
Part 4 -- For Payee Exempt from Backup Withholding

Exempt |_|
--------------------------------------------------------------------------------

Certificate Instructions -- You must cross out Item (2) in Part 2 above if you have been notified by the IRS that you are currently subject to backup withholding because of under reporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding, you received another notification from the IRS stating that you are no longer subject to backup withholding, do not cross out Item (2). If you are exempt from backup withholding, check the box in Part 4 above.

SIGNATURE _________________________________________  DATE ________________, 1999
================================================================================

NOTE: FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN BACKUP WITHHOLDING
      OF 31% OF ANY PAYMENTS MADE TO YOU PURSUANT TO THE OFFER.

       YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU CHECKED THE BOX
                        IN PART 3 OF SUBSTITUTE FORM W-9

================================================================================
             CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number to you within 60 days, you are required to withhold 31% of all reportable payments thereafter made to me until I provide a number.

SIGNATURE ____________________________________________ DATE ______________, 1999
================================================================================

                               Information Agent:

                             J&T CONSULTING, L.L.C.

               22 Church Street, Suite 5, Ramsey, New Jersey 07466
                           Toll free: (877) 995-1951
                                magnaplate news

Dedicated to the Future Needs of Mankind
Through Surface Enhancement

1331 U.S Route #1
Linden, New Jersey  07036
908.862.6200
Fax: 908.862.6110
http://www.magnaplate.com
e-mail: info@magnaplate.com

FOR IMMEDIATE RELEASE
---------------------

                GENERAL MAGNAPLATE ANNOUNCES PROPOSED DELISTING,
                         TENDER OFFER FOR COMMON STOCK

COMPANY CONTACT: Candida C. Aversenti
                 President and Chief Executive Officer
                 (908) 862-6200

Linden, New Jersey - October 12, 1999 - General Magnaplate Corporation (NASDAQ NMS "GMCC") announced today that its Board of Directors had elected to delist the Company's common stock from the NASDAQ National Market. The Company meets the criteria for terminating its reporting obligations under Section 12(g) of the Securities Act of 1934, and management does not believe that the Company currently meets the criteria for continuing to have the common stock listed on the NASDAQ National Market. The Company intends to seek termination of trading in the common stock in late November.

The Company also announced that its Board of Directors had authorized a tender offer for up to 600,000 shares of the Company's common stock, to permit shareholders who do not wish to retain their interest in the Company after it ceases trading an opportunity to sell shares of their common stock at a premium to the current market price. The tender offer is to be undertaken as a "Dutch Auction." The offer will expire at 5:00 P.M., New York City time on November 12, 1999 unless the offer is extended. Under the terms of the offer, the Company will invite shareholders to tender shares at prices between $3.25 and $4.00 per share. Terms of the Dutch Auction tender offer are described more fully in the Offer to Purchase and Letter of Transmittal, pursuant to which the offer is being made.

In a Dutch Auction, the company sets a price range, and stockholders are given an opportunity to specify prices within that range at which they are willing to sell shares. After the expiration of the tender offer, the company determines a single per share price that will enable it to purchase the stated amount of shares, or such lesser number of shares as have been properly tendered. The price range of $3.25 per share to $4.00 per share represents a premium of 37 percent (at the low end of the range) to 68 percent (at the high end of the range) over the market value of the Company's common stock on October 6, 1999 ($2.375). Shareholders are not required to accept the offer, and may remain as shareholders of the Company as it continues its operations. General Magnaplate Corporation expects to fund the offer with the sale of marketable securities.

General Magnaplate Corporation's Chairman, Charles P. Covino, and President and CEO, Candida C. Aversenti stated: "In the increasingly competitive economic environment that the Company finds itself in, we have had to look for ways of becoming more efficient. The Board has determined that the costs associated with remaining a reporting company outweigh the benefits to the Company. The cessation of reporting with the Securities and Exchange Commission will provide us with substantial savings of resources. However, as we feel a strong commitment to our shareholders, we are pleased that we are able to conduct this offer which provides the opportunity for shareholders to tender their shares at a premium to the current market price."

J&T Consulting, L.L.C. will act as information agent and Registrar and Transfer Company will act as depositary agent for the offer. Any questions or requests for assistance or for additional copies of the Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery related to the offer, may be directed to the information agent at 877-995-1951. Shareholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the offer.

Certain of the statements in this press release are not historical facts and are "forward-looking statements" that involve risks and uncertainties, including general economic conditions, competition, potential technological changes, and potential changes in customer spending and purchasing policies and practices. Although the Company believes that the assumptions could be inaccurate, and statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, can be no assurance that the forward-looking statements included in this press release will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved including the financial impact of this transaction.